UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022.

Commission File Number 001-38172

HUDSON CAPITAL INC.

(Translation of registrant’s name into English)

Mr. Warren Wang, Chief Executive Officer

19 West 44th Street, Suite 1001,

New York, NY 10036

Telephone: (970) 528- 9999

Email: warren@pxadivsors.com

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Freight App, Inc. (“Fr8App,” “we,” or the “Company”) and Hudson Capital, Inc. (“Hudson”) entered into a merger agreement, dated as of December 13, 2021, as it may be amended from time to time, with Hudson Capital Merger Sub I Inc., a wholly-owned subsidiary of Hudson, referred to herein as “Merger Sub” and ATW Master Fund II, L.P., referred to herein as “ATW,” as the representative of stockholders of Fr8App (the “Merger Agreement”). Merger Sub will merge with and into Fr8App (the “Merger”) and Fr8App will survive the Merger and continue as a direct wholly-owned subsidiary of Hudson after the effective time of the Merger. Hudson will continue as a British Virgin Islands (“BVI”) business company and Fr8App will continue as a corporation incorporated in the State of Delaware. References herein to the “Combined Company” are intended to be references to Hudson, after giving effect to the Merger and the closing of the transactions contemplated by the Merger Agreement.

Fr8App has entered into a series of financing transactions through the issuance of convertible promissory notes. The first issuance for $4,004,421 was funded in October and November 2020 (the “2020 Bridge Notes”), the second issuance for $1,000,000 was funded in January 2021 (the “January Bridge Note”), the third issuance of an aggregate of $1,608,842 was funded in May and June 2021 (the “May Bridge Notes”), and the fourth issuance for $1,000,000 was funded in July 2021 (the “July Bridge Note”), all of which are described in the notes to the Unaudited Pro Forma Condensed Combined Financial Information.

On September 16, 2021, Hudson entered into a securities purchase agreement (the “September 2021 Purchase Agreement”) with ATW Opportunities Master Fund L.P. (“ATW Opportunities”) pursuant to which Hudson sold for an aggregate purchase price of $2,700,000, an aggregate of 630,000 Hudson Ordinary Shares and a pre-funded warrant to purchase 650,000 Hudson Ordinary Shares (“September 2021 Financing”). The September 2021 Financing closed on September 28, 2021. The net proceeds from the September 2021 Financing were approximately $2,600,000, of which $1,500,000 was used to fund a loan to Fr8App (the “Fr8App Loan”) evidenced by a promissory note issued by Fr8App to Hudson dated September 16, 2021. In connection with the Fr8App Loan, Fr8App issued to Hudson warrants (“September 2021 Warrants”) which will be automatically deemed exercised upon closing of the At-Merger Financing (defined below). Hudson agreed to assign the Fr8App Warrant it received from Fr8App to ATW Opportunities and executed a Warrant Assignment Agreement on September 16, 2021. Upon such exercise, Fr8App will issue ATW Opportunities the number of its Series A3 Preferred Stock that will be equal to Hudson’s 2,400,000 Series B Preferred Shares in the Merger, and Hudson will also issue ATW Opportunities Series D warrants to purchase 2,400,000 Ordinary Shares at an exercise price of $1.125 per share.

On December 13, 2021, Hudson entered into another securities purchase agreement with ATW Opportunities as amended on December 16, 2021 (the “December 2021 Purchase Agreement”), pursuant to which Hudson agreed to sell for an aggregate purchase price of $2,355,000, a pre-funded warrant to purchase 1,177,500 Ordinary Shares of Hudson (the “December 2021 Financing”).

On December 29, 2021, ATW Opportunities made a $170,000 loan to Fr8App and in exchange, Fr8App issued to ATW Opportunities a promissory note in the principal amount of $200,000 (“Short-Term Note”) and a pre-funded warrant to purchase 3,014,624 Hudson Series B Preferred Shares (the “December 2021 Warrant”) which is deemed exercised at the Merger for 3,014,624 Hudson Series B Preferred Shares. Upon deemed exercise of this December 2021 Warrant, Hudson also has a post-closing obligation to issue ATW Opportunities Series D Warrants to purchase 3,014,624 Hudson Ordinary Shares at $1.125 per share. The Short-Term Note is payable on August 29, 2022 and accrues interest at 0.33% per annum.

The 2020 Bridge Notes, the January Bridge Note, the May Bridge Notes, the July Bridge Note, the September 2021 Warrants, the December 2021 Warrant and certain shares to be issued in exchange for Finders’ Fees (defined below) will, directly or indirectly, be exercised or converted into, or exchanged for, as applicable, or otherwise result in the issuance of an aggregate of 16,257,671 Series B Preferred Shares of Hudson in connection with the Merger. Hudson has a post-closing obligation to issue to (i) holders of the 2020 Bridge Notes Hudson’s Series C Warrants to purchase 5,661,636 Hudson Ordinary Shares at $0.75 per share, (ii) holders of the January Bridge Note Hudson’s Series B Warrants to purchase 870,434 Hudson Ordinary Shares at $1.20 per share, and (iii) holders of May Bridge Notes and July Bridge Note Hudson’s Series D Warrants to purchase 2,377,644 Hudson Ordinary Shares at $1.125 per share. Together with the Series D Warrants issued pursuant to the September 2021 Purchase Agreement, the Series D Warrants issued in connection with the Short Term Note and the Series A Warrants issued as Finder’s Fee (as defined in the Merger Agreement and in note (2) below), these four series of warrants (Series A, Series B, Series C and Series D Warrants) will entitle the holders thereof to purchase an aggregate of 16,257,671 Ordinary Shares of the Combined Company.

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Hudson and ATW Opportunities, together with certain investors (collectively, the “Investors”) are expected to enter into a Securities Purchase Agreement, pursuant to which Hudson shall sell to the Investors Series B Preferred Shares along with Series A warrants to purchase Hudson Ordinary Shares, in a private placement for $3,500,000 in aggregate gross proceeds (the “At-Merger Financing”). At the time of the closing of the Merger, Hudson shall issue an aggregate of 2,333,333 shares of Hudson Series B Preferred Shares to the Investors. The 2,333,333 Hudson Series B Preferred Shares are convertible into Hudson’s Ordinary Shares on a 1:1 basis. In addition, Hudson has a post-closing obligation to issue Series A warrants to purchase an aggregate of 2,333,333 Hudson’s Ordinary Shares at $1.50 per share.

All shares of common stock, preferred stock, series seed, warrants and options of Fr8App issued and outstanding immediately prior to the Merger shall be cancelled and converted into classes of securities or the right to receive classes of securities pursuant to the Merger Agreement, at an exchange ratio estimated at 1 to 1.26855 (the “Exchange Ratio”). Said Exchange Ratio shall be updated on the actual closing date of the Merger itself. The closing is subject to customary closing conditions and pre-closing covenants, including the approval by Hudson shareholders of the transactions. Following the closing of the transactions contemplated in the Merger Agreement, current Fr8App stockholders will own 76.2% of Hudson on a non-diluted basis, and 80.65% on a fully diluted basis.

The following unaudited pro forma condensed combined balance sheet of the Combined Company as of June 30, 2021 and the unaudited pro forma condensed combined statements of operations of the Combined Company for the six months ended June 30, 2021 and year ended December 31, 2020 present the combination of the financial information of Fr8App and Hudson after giving effect to the Merger and to the 2020 Bridge Notes, the January Bridge Note, the May Bridge Notes, the July Bridge Note, the September 2021 Financing, the December 2021 Financing, the Short Term Note and the At-Merger Financing, as further described in the Notes to the Unaudited Pro Forma Condensed Combined Financial Information. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and the year ended December 31, 2020 give effect to the Merger as if it occurred on January 1, 2020. The unaudited pro forma condensed combined balance sheet as of June 30, 2021 gives effect to the Merger as if it had occurred on June 30, 2021.

The assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined financial statements (“Pro Forma Statements”) are described in the accompanying notes, which should be read together with the pro forma condensed combined financial statements.

The Pro Forma Statements and accompanying notes contained herein assumes that Hudson’s shareholders approve the Merger. The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. The pro forma adjustments reflected in the unaudited pro forma condensed combined financial information are preliminary and based on estimates, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary adjustments reflected in the Pro Forma Statements and the final application of the accounting for the Merger, which is expected to be completed as soon as practicable after the closing of the Merger, may occur and those differences could have a material impact on the accompanying Pro Forma Statements and supplementary financial information and the combined company’s future results of operations and financial position. In addition, differences between the preliminary and final adjustments will likely occur as a result of the amount of cash used in operations from the date of the unaudited pro forma condensed combined balance sheet through the consummation of the Merger, as well as other changes in assets and liabilities between June 30, 2021 and the closing of the Merger. In addition, differences between the preliminary and final exchange ratio will likely occur between the filing date and the closing of the Merger as result of changes to Fr8App’s and Hudson’s capitalization during such period.

The Pro Forma Statements and accompanying notes have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Fr8App and Hudson been a combined company during the specified periods.

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UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2021

	Hudson (1) (Historical)	Fr8App (2) (Historical)	Elimination (3)	Pro Forma Adjustments	Notes	Pro Forma Combined
ASSETS:
Current assets:
Cash and cash equivalents	$699,000	$2,514,240	$-	$3,355,000	(a)	$10,419,315
				3,500,000	(b)
				170,000	(c)
				(2,610,391)	(d)
				2,600,000	(e)
				191,466	(k)
Accounts receivable	-	3,378,767	-	-		3,378,767
Accounts receivable – related party	-	5,850	-	-		5,850
Unbilled receivable	-	1,683,594	-	-		1,683,594
Restricted cash in escrow		175,000		(175,000)	(f)	-
Other receivables	140,935	-	-			140,935
Due from related parties	82,576	-	-	-		82,276
Prepaid expenses and other current assets	9,565	894,024	-	(433,852)	(g)	469,737
Total current assets	932,076	8,651,475	-	6,597,223		16,180,774

Intangible assets, net	814	8,391	-	-		9,205
Capitalized software, net	-	452,831	-	-		452,831
Property and equipment, net	11,290	57,639	-	-		68,929
Security deposits	-	7,818	-	-		7,818
Long-term prepayment	3,061	-	-	-		3,061
Total assets	$947,241	$9,178,154	$-	$6,597,223		$16,722,618

LIABILITIES AND STOCKHOLDERS’ DEFICIT:
Current liabilities:
Accounts payable	$-	$2,405,468	$-	$-		$2,405,468
Accrued expenses	252,293	1,289,634	-	-		1,541,927
Short-term borrowings	-	2,363,260	-	-		2,363,260
Accounts payable- related party	361,339	177,279	-	-		538,618
Insurance financing payable		24,359				24,359
Short-term loan	-	-	-	170,000	(c)	170,000
Income tax payable	143,306	50,127	-	-		193,433
Total current liabilities	756,938	6,310,127	-	170,000		7,237,065

Convertible notes payable, net	-	6,596,687		(6,596,687)	(i)	-

Total liabilities	756,938	12,906,814	-	(6,426,687)		7,237,065

STOCKHOLDERS’ EQUITY
Preferred stock	-	122	-	3,126	(h)	3,248
Common stock	32,031	22	(32,031)	1,431	(h)	1,453
Additional paid-in capital	32,931,128	12,563,462		3,355,000	(a)	25,773,117
				(3,219,243)	(d)
				2,600,000	(e)
				(4,558)	(h)
				6,596,687	(i)
				3,500,000	(b)
				191,466	(k)
			(32,931,128)		(j)
			190,303		(j)
Statutory reserve	3,032,854	-	(3,032,854)	-	(j)	-
Accumulated deficit	(34,930,006)	(16,312,921)	34,930,006		(j)	(16,312,921)
Accumulated other comprehensive gain	(875,704)	20,655	875,704	-	(j)	20,655
Total stockholders’ equity (deficit)	190,303	(3,728,660)	-	13,023,910		9,485,553

Total liabilities and stockholders’ equity (deficit)	$947,241	$9,178,154	$-	$6,597,223		$16,722,618

(1)	Derived from Hudson’s unaudited condensed consolidated balance sheet as of June 30, 2021.
(2)	Derived from Fr8App’s unaudited condensed consolidated balance sheet as of June 30, 2021.
(3)	To eliminate Hudson’s stockholders’ equity, as part of the Merger.

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

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PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR
THE SIX MONTHS ENDED JUNE 30, 2021

	Hudson (4) (Historical)	Fr8App (5) (Historical)	Pro Forma Adjustments	Notes	Pro Forma Combined

Net revenue	$-	$10,666,316	$-		$10,666,316
Cost of revenue	-	(9,698,511)	-		(9,698,511)
Gross profit	-	967,805	-		967,805

Operating expenses
Compensation and employee benefits	-	2,034,999	-		2,034,999
Sales and marketing	-	163,929	-		163,929
General and administrative	395,665	1,134,840	-		1,530,505
Depreciation and amortization	-	158,141	-		158,141
Total operating expenses	395,665	3,491,909	-		3,887,574

Operating loss	(395,665)	(2,524,104)	-		(2,919,769)

Other expenses
Interest income (expense), net	4	(287,442)	-		(287,438)
Other income (expense)	3,631	-	-		3,631
Gain from extinguishment of debt	-	115,678			115,678

Loss before provision for income taxes	(392,030)	(2,695,868)	-		(3,087,898)

Income tax expense	-	17,095	-		17,095

Net loss attributable to common stockholders	(392,030)	(2,712,963)			(3,104,993)

Other comprehensive loss
Foreign currency translation	(48,812)	20,025	-		(28,787)

Comprehensive loss	$(440,842)	$(2,692,938)			$(3,133,780)

Net loss per share attributable to common stockholder, basic and diluted	$(0.06)	$(0.20)			$(0.07)

Weighted average number of common shares	6,406,146	13,463,481		(l)	47,015,980

(4)	Derived from Hudson’s unaudited condensed consolidated statement of operations for the six months ended June 30, 2021.
(5)	Derived from Fr8App’s unaudited condensed consolidated statement of operations for the six months ended June 30, 2021.

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PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR
THE YEAR ENDED DECEMBER 31, 2020

	Hudson (6) (Historical)	Fr8App (7) (Historical)	Pro Forma Adjustments	Notes	Pro Forma Combined

Net revenue	$618	$9,205,941	$-		$9,206,559
Cost of revenue	-	(8,411,570)	-		(8,411,570)
Gross profit	618	794,371	-		794,989

Operating expenses
Compensation and employee benefits	-	2,212,407	-		2,212,407
Sales and marketing	10,748	23,622	-		34,370
General and administrative	4,123,108	2,737,184	-		6,860,292
Depreciation and amortization	-	531,027	-		531,027
Total operating expenses	4,133,856	5,504,240	-		9,638,096

Operating loss	(4,133,238)	(4,709,869)	-		(8,843,107)

Other expenses
Interest income (expense), net	365,014	(334,170)	-		30,844
Other income (expense)	38,870	-	-		38,870
Reversal of impairment (impairment loss) on loans to third parties	(5,345,999)	-			(5,345,999)
Loss from extinguishment of debt	-	(784,886)			(784,886)

Loss before provision for income taxes	(9,075,353)	(5,828,925)	-		(14,904,278)

Income tax expense	-	23,051	-		23,051

Net loss	(9,075,353)	(5,851,976)			(14,927,329)

Change in redemption value of redeemable preferred stock	-	(912,687)	-		(912,687)
Net loss attributable to common stockholders	(9,075,353)	(6,764,663)			(15,840,016)
Other comprehensive loss
Foreign currency translation	2,686,394	2,159	-		2,688,553

Comprehensive loss	$(6,388,959)	$(5,849,817)			$(12,238,776)

Net loss per share, attributable to common stockholder, basic and diluted	$(1.42)	$(0.85)			$(0.34)

Weighted average number of common shares	6,406,146	7,953,545		(l)	47,015,980

(6)	Derived from Hudson’s audited consolidated statement of operations for the year ended December 31, 2020.
(7)	Derived from Fr8App’s audited consolidated statement of operations for the year ended December 31, 2020.

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The historical consolidated financial statements have been adjusted in the pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the Merger, (2) factually supportable and (3) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on the results of the Combined Company following the Merger.

The unaudited pro forma condensed combined financial information was prepared assuming the transaction will be accounted for as an equity transaction. This unaudited pro forma condensed combined financial information gives effect to certain financing transactions that will occur after June 30, 2021.

The merger is expected to be treated as an equity transaction. To determine the accounting for this transaction under U. S. GAAP, a company must assess whether an integrated set of assets and activities should be accounted for as an acquisition of a business, asset acquisition or an equity transaction. The transaction between Fr8App and Hudson represents an equity transaction rather than a business combination under ASC 805. Accordingly, Fr8App is not expected to receive material non-monetary assets as part of this transaction. Therefore, no goodwill or intangible assets will be recognized as a result of the transaction. The transaction has been determined to be an equity transaction where in substance Fr8App is exchanging equity for the net monetary assets of Hudson.

Management evaluated the guidance contained in ASC 805 with respect to the identification of the acquirer in the Merger and determined that Fr8App will be the acquirer of Hudson for accounting purposes based on evaluation of the following facts and circumstances:

●	Fr8App’s existing stockholders will have the greatest ownership interest in the Combined Company with Fr8App Stockholders controlling 76.2% of the voting rights in the Combined Company.

●	The Combined Company’s board of directors is expected to be composed of four directors, all of whom are current directors of Fr8App.

●	Fr8App senior management will be the senior management of the Combined Company.

Accordingly, for accounting purposes, the financial statements of the Combined Company will represent a continuation of the financial statements of Fr8App with the acquisition being treated as the equivalent of Fr8App issuing stock for the net assets of Hudson, accompanied by a recapitalization.

The Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2021 and Unaudited Pro Forma Condensed Combined Statements of Operations for the six months ended June 30, 2021 and the year ended December 31, 2020 combines Hudson and Fr8App financial information as of June 30, 2021 and for the six months ended June 30, 2021 and the year ended December 31, 2020, as applicable.

As described above, Fr8App was determined to be the accounting acquirer and the equity of the Combined Company will represent a continuation of the equity of Fr8App with the equivalent of Fr8App issuing stock to the shareholders of Hudson, accompanied by a recapitalization.

One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the consummation of the Merger are reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to the Combined Company’s additional paid-in capital and are assumed to be cash settled, with the exception of certain fees paid to Fr8App’s financial adviser (“Finder’s Fee”) in shares in exchange for services provided in connection with the Merger, which are neutral to stockholders’ equity.

The Pro Forma Statements do not reflect the income tax effects of the pro forma adjustments. The Combined Company’s management believes this unaudited pro forma condensed combined financial information is not meaningful given the Combined Company incurred significant losses during the historical periods presented.

The Pro Forma Statements do not necessarily reflect what the Combined Company’s financial condition or results of operations would have been had the Merger occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the Combined Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

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2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The Pro Forma Statements have been prepared to illustrate the effect of the Merger and the other transactions contemplated by the Merger Agreement and have been prepared for informational purposes only. The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are (1) directly attributable to the Merger, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the results of the Combined Company. Fr8App and Hudson have not had any historical relationship prior to the Merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The stockholders’ equity reflects the conversion of the 2020 Bridge Notes, January Bridge Note, May Bridge Notes, July Bridge Note, the September 2021 Financing, the December 2021 Financing, At-Merger Financing and the additional shares issued to both companies’ shareholders as described in Note l.

As described in Note 1, Fr8App was determined to be the accounting acquirer and the equity of the Combined Company will represent a continuation of the equity of Fr8App with the acquisition being treated as the equivalent of Fr8App issuing stock to the shareholders of Hudson and Fr8App at the Exchange Ratio, accompanied by a recapitalization.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2021 are as follows:

(a)	To record cash to be received prior to the Closing.

On December 13, 2021, Hudson entered into the December 2021 Purchase Agreement, as amended on December 16, 2021, pursuant to which Hudson sold for an aggregate purchase price of $2,355,000, a pre-funded warrant to purchase 1,177,500 Ordinary Shares of Hudson, which will be exercised in full prior to the Merger.

Pursuant to an amendment to the May Bridge Notes, an aggregate principal amount of $1,000,000 (the “July Bridge Note”) was funded in July 2021. The terms of the July Bridge Note are similar to the terms of the May Bridge Notes (see note (i)).

Total cash of $3,355,000 reflects the December 2021 Financing of $2,355,000, of which $999,500 (in addition to $500 in exercise price of certain pre-funded warrants) was received on December 29, 2021 and the remainder of which will be delivered at closing of the Merger (the “Closing”), and the July Bridge Note of $1,000,000, which was received in July 2021.

(b)	To record cash received at the Closing.

At-Merger Financing: Hudson and ATW Opportunities, together with certain investors (collectively, the “Investors”) are expected to enter into a Securities Purchase Agreement, pursuant to which Hudson shall sell to the Investors Series B Preferred Shares along with Series A warrants to purchase Hudson Ordinary Shares, in a private placement for $3,500,000 in aggregate gross proceeds. At the time of the Closing of the Merger, Hudson shall issue an aggregate of 2,333,333 shares of its Series B Preferred Shares to the Investors.

(c)	On December 29, 2021, ATW Opportunities made a $170,000 loan to Fr8App and in exchange, Fr8App issued to ATW Opportunities a promissory note in the principal amount of $200,000 (“Short-Term Note”) and a pre-funded warrant to purchase Hudson Series B Preferred Shares (the “December 2021 Warrant”) which is deemed exercised at the Merger for 3,014,624 Hudson Series B Preferred Shares. Upon deemed exercise of this December 2021 Warrant, Hudson also has a post-closing obligation to issue ATW Series D Warrants to purchase 3,014,624 Hudson Ordinary Shares at $1.125 per share. The Short-Term Note is payable on August 29, 2022 and accrues interest at 0.33% per annum.

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(d)	Represents preliminary estimated direct transaction costs of $3,219,243 payable in cash incurred by Fr8App prior to, or concurrent with, the Closing. This amount includes Fr8App’s estimated legal and accounting fees of $1,469,243 and Hudson’s investment banker fees of $1,750,000. Transaction costs of $175,000 and $433,852 were incurred prior to June 30, 2021 (see note (f) and (g), respectively), and the remaining estimated direct transaction costs of $2,610,391 are projected to be paid by the closing date. Additional transaction costs of $2,900,000 are paid in shares to an investment banker and described further as a Finder’s Fee and included in shares to be issued in note (l)(2).

(e)	Represents the September 2021 Financing of $2,700,000 less $100,000 of estimated legal fees, received by Hudson under the September 2021 Security Purchase Agreement, of which $1.500,000 was used to fund a loan to Fr8App (the “Fr8App Loan”) which is eliminated at the Combined Company and as such does not require further adjustment to the pro forma financial information.

(f)	Represents an amount of $175,000 held in escrow to be used to pay transaction costs in connection with the transactions contemplated by the Merger agreement. See adjustment (d).

(g)	Represents an amount of $433,852 of transaction costs paid prior to June 30, 2021. See adjustment (d).

(h)	Reflects par value of $0.0001 per share of 46,609,926 shares upon closing of the Merger as follows, based on the table in Note l:

Class of Shares to be issued	Number of shares to be issued	Par value
Preferred	32,481,492	$3,248
Common	14,534,488	1,453
	47,015,980	$4,701

(i)	Reflects the conversion of the 2020 Bridge Notes, the January Bridge Note and the May Bridge Note into Series A3 Preferred shares.

On October 7, 2020, the Company entered into a note purchase agreement for the 2020 Bridge Notes with certain existing shareholders and investors pursuant to which the Company issued bridge notes in the aggregate principal amount of $4,004,421. The 2020 Bridge Notes will mature on October 7, 2022 and carry an annual interest rate of 5%. Each note is convertible into conversion shares pursuant to one of the following: 1. Automatic At-Merger Financing conversion; 2. Optional next equity financing conversion; 3. Optional corporate transaction conversion; or 4. Optional maturity conversion. The applicable conversion price in connection with any conversion of the 2020 Bridge Notes is at a discount rate of 50% to the cash purchase price of the At-Merger Financing of $1.50, or $0.75.

On January 29, 2021, the Company entered into a note purchase agreement with an existing shareholder pursuant to which the Company issued the January Bridge Note in the aggregate principal amount of $1,000,000 and with the same maturity date, interest rate as the 2020 Bridge Notes. The January Bridge Note conversion terms are the same as the 2020 Bridge Notes with the exception of a discount rate of 20% to the cash purchase price of the At-Merger Financing of $1.50, or $1.20.

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On May 24, 2021, the Company entered into a note purchase agreement with an existing shareholder pursuant to which the Company issued the May Bridge Notes in the aggregate principal amount of $1,608,842 and with the same maturity date, interest rate as the January Bridge Note. The terms of the May Bridge Notes are similar to the January Bridge Note with the exception of having a discount rate of 25% to the cash purchase price of the At-Merger Financing of $1.50, or $1.125

The convertible note balances as of June 30, 2021 are as follows:

2020 Bridge Notes	$4,004,421
January Bridge Note	1,000,000
May Bridge Notes	1,608,842
Accrued interest	168,425
Less: unamortized deferred financing costs and discount	(185,001)
Total convertible notes, net	$6,596,687

(j)	To eliminate historical stockholders’ equity of Hudson. In addition, the Hudson pro forma adjustment to additional paid-in capital of $190,303 was determined as follows:

ASSETS:
Current assets:
Cash and cash equivalents	$699,000
Other receivables	140,935
Due from related parties	82,576
Prepaid expenses and other assets	9,565
Property and equipment, net and other long-term assets	15,165
Total identifiable assets acquired	947,241
Accrued expenses	252,293
Accounts payable- related party	361,339
Income tax payable	143,306
Total liabilities assumed	756,938
Identifiable net monetary assets	190,303

(k)	Represents proceeds of $191,466 from a warrant to purchase 765,862 Series A2 Preferred Stock exercised at a price of $0.25 in December 2021.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and the year ended December 31, 2020 are as follows:

(l)	The pro forma share calculations are presented as though the Merger occurred at the beginning of the periods presented, and the calculation of weighted average shares outstanding for basic and diluted net loss per Common share assumes that the shares issuable relating to the Merger have been outstanding for the entire periods presented.

9

There is no substantive difference between Preferred Stock and Common Stock for any substantive right, including dividends and liquidation. The holders of Preferred Stock do not have rights to preferential or cumulative dividends and they share ratably with common stockholders in any type of distribution. Rights to earnings and dividends are currently identical to those of the common stockholders. As the Preferred Stock is considered to be Common Stock in substance, there is only one net loss per share disclosed.

The pro forma calculation of the weighted average shares outstanding as if the Merger was consummated on January 1, 2020, is as follows:

Class	June 30, 2021	Changes as of the Merger		Total Outstanding Prior to Merger	Post-Merger Shares (1)		Hudson Outstanding Shares		Ordinary Shares Post- Merger	Preferred Shares Post-Merger	Pro Forma Outstanding Shares
Common	1,296,652	(624,841)	(3)	4,470,344	5,670,842		7,686,146	(8)	14,534,488		14,534,488
		89,186	(4)				1,177,500	(10)
		1,093,640	(5)
		2,615,707	(6)
A2 Preferred	1,426,876	765,862	(7)	2,192,738	2,781,592					2,781,592	2,781,592
A1-A Preferred	7,758,329			7,758,329	9,841,804					9,841,804	9,841,804
A1-B Preferred	2,977,544	(2,977,544)	(6)	-	-					-	-
Series Seed	12,175			12,175	15,445					15,445	15,445
B Preferred		12,815,980	(2)	12,815,980	16,257,671	(2)	2,333,333	(9)		18,591,004	18,591,004
A4 Preferred		624,841	(3)	968,678	1,251,647					1,251,647	1,251,647
		361,837	(6)
Total	13,471,575	14,764,668		28,236,243	35,819,001		11,196,979		14,534,488	32,481,492	47,015,980

(1)	Outstanding shares prior to merger multiplied by the estimated exchange ratio of 1.26855

(2)	The number of Series B Preferred Shares (including accumulated interest through December 2021) was determined as follows:

10

Series B Preferred Stock	Initial Principal and Interest	Combined Company Shares	Exchange Ratio	Pre-Merger Fr8App Shares
2020 Bridge Notes	$4,246,256	5,661,636	1.26855	4,463,088
January Bridge Note	$1,044,521	870,434	1.26855	686,166
May Bridge Notes	$1,654,301	1,470,490	1.26855	1,159,192
July Bridge Note	$1,020,548	907,154	1.26855	715,112
September 2021 Financing (*)	$2,700,000	2,400,000	1.26855	1,891,928
Short Term Note (**)	$170,000	3,014,624	1.26855	2,376,439
Finder’s fee (***)	$2,900,000	1,933,333	1.26855	1,524,053
Total		16,257,671		12,815,980

(*)	See Note (e)

(**)	See Note (c)

(***)	At the consummation of the Merger, the Finders’ Fees as defined in the Merger Agreement will be paid in Series B Preferred Shares and Series A Warrants. Shares of Series B Preferred Shares of the Combined Company will be initially convertible into Ordinary Shares of the Combined Company on a 1:1 basis immediately following the closing of the Merger.

(3)	Immediately prior to the Merger each share of the Fr8App common stock currently held by certain shareholders will be converted into the right to receive the Exchange Ratio adjusted equivalent in Series A4 Preferred Shares of the Combined Company.

(4)	Represents 89,186 restricted stock units vested after June 30, 2021.

(5)	Represents 1,093,640 shares of Fr8App Common Stock issued in exchange for certain marketing research services provided by a third party that is an affiliate of a significant stockholder of Hudson, in connection with the Merger, and which is neutral to stockholders’ equity.

(6)	Represents the exchange of all of Fr8App’s Series A1-B Preferred Stock for Ordinary Shares and Series A4 Preferred Shares of the Combined Company in connection with the Merger.

(7)	Represents a warrant to purchase 765,862 Series A2 Preferred Stock which was exercised in December 2021 at an exercise price of $0.25.

(8)	Includes 630,000 Ordinary Shares and a pre-funded warrant to purchase 650,000 Ordinary Shares issued by Hudson to ATW Opportunities under the September 2021 Purchase Agreement warrants, which are exercised prior to the Merger.

(9)	Represents 2,333,333 Series B Preferred Shares issued under the At-Merger Financing (Note (b)).

(10)	Represents 1,177,500 Ordinary Shares issued under the December 2021 Purchase Agreement (Note (a)).

11

freighthub inc. and subsidiary

12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of FreightHub, Inc. and Subsidiary

Results of Review of Interim Financial Information

We have reviewed the condensed consolidated balance sheet of FreightHub, Inc. and Subsidiary (the “Company”) as of June 30, 2021, and the related condensed consolidated statements of operations and comprehensive loss for the six-month periods ended June 30, 2021 and 2020, and condensed consolidated statements of changes in stockholders’ deficit and statements of cash flows for the six-month periods then ended, and the related notes (collectively referred to as the interim consolidated financial statements). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of the Company as of December 31, 2020, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ deficit, and cash flows for the year then ended (not presented herein); and in our report dated February 15, 2021, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2020, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Emphasis of Matter Regarding Liquidity

As discussed in Note 2 to the condensed consolidated financial statements, the Company has suffered recurring losses, negative cash flows from operations, and historically has relied on equity and debt financings for the development of its product and funding of its operating expenses. Management’s evaluation of these conditions, as well as management’s plans to mitigate these matters are described in Note 2.

Basis for Review Results

These interim consolidated financial statements are the responsibility of the Company’s management. We conducted our review in accordance with the standards of the PCAOB and in accordance with Statements for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the PCAOB and auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We have served as the Company’s auditor since 2020

New York, NY

July 30, 2021

13

FREIGHTHUB, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

	(Unaudited)
	June 30, 2021	December 31, 2020
ASSETS:
Current assets:
Cash and cash equivalents	$2,514,240	$2,766,491
Restricted cash in escrow	175,000	175,000
Accounts receivable	3,378,767	1,587,305
Accounts receivable – related party	5,850	24,010
Unbilled receivable	1,683,594	1,019,010
Prepaid expenses and other current assets	894,024	540,519
Total current assets	8,651,475	6,112,335

Intangible assets, net	8,391	8,797
Capitalized software, net	452,831	419,888
Property and equipment, net	57,639	56,119
Security deposits	7,818	7,818
Total assets	$9,178,154	$6,604,957

LIABILITIES AND STOCKHOLDERS’ DEFICIT:
Current liabilities:
Accounts payable	$2,405,468	$1,701,627
Accounts payable – related party	177,279	29,890
Accrued expenses	1,289,634	782,497
Short-term borrowings	2,363,260	1,300,015
Income tax payable	50,127	33,032
Insurance financing payable	24,359	-
Total current liabilities	6,310,127	3,847,061

Convertible notes payable, net	6,596,687	3,790,212
Paycheck protection program – long term	-	114,700
Total liabilities	12,906,814	7,751,973

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ DEFICIT
Series A preferred stock, $.00001 par value, 23,481,920 shares authorized; 12,162,748 issued and outstanding at June 30, 2021 and December 31, 2020	122	122
Series seed preferred stock, $.00001 par value, 19,958 shares authorized; 12,175 issued and outstanding at June 30, 2021 and December 31, 2020	-	-
Common stock, $.00001 par value, 27,670,779 shares authorized; 1,216,652 voting and 80,000 non-voting issued and outstanding at June 30, 2021 and 1,204,985 voting and 80,000 non-voting issued and outstanding at December 31, 2020	22	22
Additional paid-in capital	12,563,462	12,452,168
Accumulated deficit	(16,312,921)	(13,599,958)
Accumulated other comprehensive income	20,655	630
Total stockholders’ deficit	(3,728,660)	(1,147,016)
Total liabilities stockholders’ deficit	$9,178,154	$6,604,957

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

14

FREIGHTHUB, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	Six Months Ended June 30,
	2021	2020
Net revenue	$10,666,316	$2,709,522
Cost of revenue	9,698,511	2,439,005
Gross profit	967,805	270,517

Operating expenses
Compensation and employee benefits	2,034,999	730,368
General and administrative	1,134,840	621,824
Sales and marketing	163,929	16,381
Depreciation and amortization	158,141	343,504
Total operating expenses	3,491,909	1,712,077

Operating loss	(2,524,104)	(1,441,560)

Other expenses
Interest expense, net	(287,442)	(201,646)
Gain (Loss) from extinguishment of debt	115,678	(784,886)
Loss before provision for income taxes	(2,695,868)	(2,428,092)

Income tax expense	17,095	7,651

Net loss	$(2,712,963)	$(2,435,743)

Change in redemption value of preferred stock	-	(912,687)

Net loss attributable to common stock holders	$(2,712,963)	$(3,348,430)
Net loss per share attributable to common stockholders, basic and diluted	$(0.20)	$(1.09)
Weighted average number of common shares	13,463,481	3,107,231

Other comprehensive loss
Foreign currency translation	20,025	(1,045)

Comprehensive loss	$(2,692,938)	$(2,436,788)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

15

FREIGHTHUB, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Redeemable Preferred Stock		Stockholders’ Deficit
			Common Stock				Preferred Stock
	Series A Shares	Amount	Voting Shares	Amount	Non-Voting Shares	Amount	Series Seed Shares	Amount	Series A Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
Balance, December 31, 2019	-	$-	82,657	$10	80,000	$1	12,175	$-	-	$-	$416,147	$(7,747,982)	$(1,529)	$(7,333,353)
Issuance of preferred shares from conversion of convertible debt, net of issuance costs of $113,749(*)	11,355,248	10,726,544	-	-	-	-	-	-	-	-	-	-	-	-
Change in redemption value of preferred stock	-	-	-	-	-	-	-	-	-	-	(912,687)	-	-	(912,687)
Share-based compensation	-	-	-	-	-	-	-	-	-	-	2,222	-	-	2,222
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	-	-	(1,045)	(1,045)
Net loss	-	-	-	-	-	-	-	-	-	-	-	(2,435,743)	-	(2,435,743)
Balance, June 30, 2020 (Unaudited)	11,355,248	10,726,544	82,657	10	80,000	1	12,175	-	-	-	(494,318)	(10,183,725)	(2,574)	(10,680,606)

Balance, December 31, 2020	-	-	1,204,985	21	80,000	1	12,175	-	12,162,748	122	12,452,168	(13,599,958)	630	(1,147,016)
Issuance of stock upon vesting of restricted stock awards	-	-	11,667	-	-	-	-	-	-	-	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	-	-	-	111,294	-	-	111,294
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	-	-	20,025	20,025
Net loss	-	-	-	-	-	-	-	-	-	-	-	(2,712,963)	-	(2,712,963)
Balance, June 30, 2021 (Unaudited)	-	$-	1,216,652	$21	80,000	$1	12,175	$-	12,162,748	$122	$12,563,462	$(16,312,921)	$20,655	$(3,728,660)

(*)Series A Preferred Shares were issued on May 14, 2020 and have been classified as mezzanine equity in the consolidated balance sheet at June 30, 2020 at their maximum redemption value due to Preferred A Shares being contingently redeemable upon the occurrence of an event that is outside of the issuer’s control. On September 30, 2020, the Company’s Certificate of Incorporation was amended, such that Company’s Preferred A Shares are no longer contingently redeemable upon the occurrence of an event that is outside of the issuer’s control and therefore the Series A Preferred Shares have been reclassified from mezzanine equity to permanent equity on September 30, 2020 and are considered, in substance, common shares.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

16

FREIGHTHUB, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(UNAUDITED)

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(2,712,963)	$(2,435,743)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	158,141	343,504
Amortization of debt issuance costs and debt discount	73,050	4,982
Share-based compensation	111,294	2,222
Interest accrued on outstanding debt	125,561	156,918
Professional services performed in exchange for warrants	-	209,351
(Gain) Loss from extinguishment of debt	(115,678)	784,886
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivables	(1,788,365)	1,494
(Increase) in unbilled receivables	(656,860)	-
Decrease (increase) in account receivables – related party	18,160	(9,300)
(Increase) in prepaid expense and other assets	(322,317)	(16,025)
Decrease in security deposits	-	4,538
Increase (decrease) in accounts payable	696,870	(75,928)
Increase in accounts payable – related party	147,389	-
Increase in accrued expenses	506,772	105,585
Increase in income tax payable	17,095	7,651
Net cash used in operating activities	(3,741,851)	(915,865)

Cash flows from investing activities:
Capitalization of software development costs	(181,297)	(105,244)
Purchase of fixed assets	(9,074)	-
Net cash used in investing activities	(190,371)	(105,244)

Cash flows from financing activities:
Proceeds from issuance of convertible notes payable	2,608,842	861,112
Repayment of insurance financing payable	(2,707)	-
Payment of loan origination cost	-	(50,000)
Repayment of short-term borrowings	(8,294,768)	(2,575,059)
Proceeds from short-term borrowings	9,358,014	2,399,088
Proceeds from paycheck protection program	-	114,700
Net cash provided by financing activities	3,669,381	749,841

Net decrease in cash and cash equivalents	(262,841)	(271,268)

Effect of exchange rate changes on cash	10,590	(2,509)

Cash, cash equivalents and restricted cash at beginning of the period	2,941,491	490,636
Cash, cash equivalents and restricted cash at end of the period	$2,689,240	$216,859

Supplemental disclosure of cash flow information
Cash paid for interest	$107,495	$39,746

Supplemental disclosure of non-cash activity
Conversion of convertible debt to preferred stock	$-	$9,175,289
Change in redemption value of preferred stock	$-	$912,687
Financing of insurance premiums	$27,066	$-
Reconciliation of cash, cash equivalents, and restricted cash reported in the consolidated balance sheet
Cash and cash equivalents	$2,514,240	$216,859
Restricted cash in escrow	175,000	-
Total cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	$2,689,240	$216,859

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

17

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

FreightHub, Inc. (“FreightHub US”) a Delaware corporation, was incorporated on October 26, 2015 for the purpose of arranging for pick-up, transport and delivery of full truckload freight shipments. On January 18, 2019, Freight Hub Mexico S.A De C.V. (“FreightHub Mexico”), a wholly owned subsidiary of FreightHub Inc., was formed. FreightHub Inc., along with its wholly-owned subsidiary, FreightHub Mexico, are hereinafter referred to as the “Company”. The Company provides innovative digital freight matching technology that streamlines cross-border and domestic USA (from and to border cities) and domestic MEX shipping, connecting shippers with a broad network of reliable carriers and drivers in Mexico, Canada, and the United States.

On October 10, 2020, the Company entered into an agreement and plan of merger with Hudson Capital, Inc., a BVI company (“Hudson”), as amended on May 18, 2021 (the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Hudson will be merged with and into the Company, its wholly-owned subsidiary, in accordance with the BVI Act and the Delaware General Corporation Law (the “Redomestication Merger”). As a result of the Redomestication Merger, the separate existence of Hudson shall cease, and Hudson Capital Merger Sub I Inc., a wholly-owned subsidiary of Hudson, will continue as the surviving corporation incorporated in the State of Delaware.

All shares of common stock, preferred stock, series seed, warrants and options of the Company issued and outstanding immediately prior to the merger shall be cancelled and converted into the right to receive equivalent securities at an exchange ratio estimated at 1 to 1.266222. The closing is subject to customary closing conditions and pre-closing covenants, including the approval by the Hudson shareholders of the transactions and other proposals to be voted upon at a special meeting of the Hudson shareholders. Upon the closing of the transaction, the Company stockholders will own 85.7% of Merger Sub I (“Combined Company”) on a non-diluted basis.

The recent global pandemic outbreak, or COVID-19, continues to adversely impact commercial activity, globally and in the United States, and has contributed to significant volatility in financial markets. The outbreak could have a continued adverse impact on economic and market conditions, including business and financial services disruption. As of the date these condensed consolidated financial statements were available to be issued, the effects of impact are unknown and the Company will continue to monitor the potential impact of COVID-19 on the Company’s condensed consolidated financial statements.

NOTE 2 – LIQUIDITY

The accompanying financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern. The accompanying condensed consolidated financial statements have been prepared on a basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying condensed consolidated financial statements as of the six months ended June 30, 2021, the Company has an accumulated deficit of $16,312,921 and working capital of $2,341,348. At June 30, 2021, the Company had total debt of $9,169,307 and $2,514,240 of unrestricted cash on hand. The Company has historically met its cash needs through a combination of term loans, promissory notes, convertible notes, private placement offerings and sales of equity. The Company’s cash requirements are generally for operating activities and debt repayments.

The Company believes cash on hand and the continued support from its major investor will allow the Company to continue as a going concern for the next twelve months from the issuance of these condensed consolidated financial statements.

18

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These condensed consolidated financial statements and related notes are presented in accordance with generally accepted accounting principles in the United States (“GAAP”), expressed in U.S. dollars. In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2020. The results of operations for the six-month periods ended June 30, 2021 and 2020 are not necessarily indicative of the results for the full years. The accompanying condensed consolidated financial statements include the accounts of FreightHub US and its wholly owned subsidiary, FreightHub Mexico. All significant intercompany balances and transactions have been eliminated in consolidation.

The financial information as of December 31, 2020 presented in the unaudited condensed consolidated financial statements is derived from the audited consolidated financial statements for the year ended December 31, 2020.

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, allowance for doubtful accounts, valuation of share-based compensation, accrued expenses, useful lives of internally developed software and property and equipment, whether an arrangement is or contains a lease, the discount rate used for operating leases, income tax accruals and the valuation allowance for deferred income taxes. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of funds held in bank accounts. Cash equivalents consist of short-term, highly liquid investments with original maturities of 90 days or less at the time of purchase and generally include money market accounts.

Concentrations of Credit Risk

The Company maintains cash accounts with financial institutions. At times, balances in these accounts may exceed federally insured limits. The amounts over the federally insured limits as of June 30, 2021 and December 31, 2020 was $1,925,831 and $2,249,070, respectively. No losses have been incurred to date on any deposit balances.

The financial instrument that potentially subjects the Company to concentration of credit risk is accounts receivable. At June 30, 2021, two customers accounted for 42% and 11% of the Company’s accounts receivable, respectively, and as of December 31, 2020, three customers accounted for 11%, 12% and 13% of the Company’s accounts receivable, respectively.

For the six months ended June 30, 2021, one customer accounted for 36% of the Company’s revenues. For the six months ended June 30, 2020, one customer accounted for 11% of the Company’s revenues.

Fair Value Measurements

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a hierarchy of inputs used when available. Observable inputs are what market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances.

19

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The three levels of the fair value hierarchy are described below:

Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3—Valuations that require inputs that are unobservable for the asset and liability in which there is little, if any, market activity.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include trade accounts receivable, accounts payable, accrued expenses, and debt at variable interest rates, approximate their fair values at June 30, 2021 and December 31, 2020, respectively, principally due to the short-term nature, maturities or nature of interest rates of the above listed items.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the net invoiced amount, net of allowances for doubtful accounts, and do not bear interest. They include unbilled amounts for services rendered in the respective period but not yet billed to the customer until a future date, which typically occurs within one month. The Company periodically reviews accounts receivable balances and provides an allowance for doubtful accounts to the extent deemed uncollectible. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and the aging of outstanding accounts receivable. Balances are considered past due based on invoiced terms. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of June 30, 2021 and December 31, 2020, the allowance for doubtful accounts was $0.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or circumstances exist that indicate the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets is measured by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to be generated by the assets. If the asset or asset group is considered to be impaired, an impairment loss would be recorded to adjust the carrying amounts to the estimated fair value. Management has determined that no impairment of long-lived assets exists, and accordingly, no adjustments to the carrying amounts of the Company’s long-lived assets have been made for the six months ended June 30, 2021 and 2020.

Property and Equipment

Property and equipment consisting of office and computer equipment, furniture and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives, ranging between three to seven years.

Useful Lives
Software	3 years
Equipment	3 years
Furniture	7 years
Leasehold improvements	The shorter of 3 years or the term of the lease

20

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Capitalized Software

The Company complies with the guidance of ASC Topic 350-40, “Intangibles—Goodwill and Other—Internal Use Software”, in accounting for of its internally developed system projects that it utilizes to provide its services to customers. These system projects generally relate to software of the Company that is not intended for sale or otherwise marketed. Internal and external costs incurred during the preliminary project stage are expensed as they are incurred. Once a project has reached the development stage, the Company capitalizes direct internal and external costs until the software is substantially complete and ready for its intended use. Costs for upgrades and enhancements are capitalized, whereas, costs incurred for maintenance are expensed as incurred. These capitalized software costs are amortized on a project-by- project basis over the expected economic life of the underlying software on a straight-line basis, which is generally three years. Amortization commences when the software is available for its intended use.

Advertising

Advertising costs are expensed as incurred. Advertising costs amounted to $174 and $8,599 for the six months ended June 30, 2021 and 2020, respectively.

Income Taxes

The Company follows ASC Topic 740-10-65-1 in accounting for uncertainty in income taxes by prescribing rules for recognition, measurement and classification in financial statements of tax positions taken or expected to be in a tax return. This prescribes a two-step process for the financial statement measurement and recognition of a tax position. The first step involves the determination of whether it is more likely than not (greater than 50 percent likelihood) that a tax position will be sustained upon examination, based on the technical merits of the position. The second step requires that any tax position that meets the more likely than not recognition threshold be measured and recognized in the financial statements at the largest amount of benefit that is a greater than 50 percent likelihood of being realized upon ultimate settlement. This topic also provides guidance on the accounting for related interest and penalties, financial statement classification and disclosure. The Company’s policy is that any interest or penalties related to uncertain tax positions are recognized in income tax expense when incurred. The Company has no uncertain tax positions or related interest or penalties requiring accrual at June 30, 2021 and December 31, 2020.

Foreign Currency Translation

The financial statements of the Company’s subsidiary operating in Mexico are prepared to conform to U.S. GAAP and translated into U.S. Dollars by applying a current exchange rate. The local currency has been determined to be the functional currency. Assets and liabilities of international operations are translated at period-end exchange rates. Items appearing in the consolidated statement of operations are translated using average exchange rates during each period. Translation gains and losses are reported in accumulated other comprehensive income (loss) as a component of stockholders’ equity (deficit).

Deferred Financing Costs

Costs incurred in connection with obtaining certain financing are deferred and amortized on an effective interest method basis over the term of the related obligation. In accordance with Accounting Standards Update (“ASU”) 2015-03, “Imputation of Interest – Simplifying the Presentation of Debt Issuance Costs”, debt issuance costs related to a recognized debt liability are presented in the condensed consolidated balance sheet as a direct deduction from the debt liability, consistent with the presentation of a debt discount. Deferred financing costs are amortized and recognized on the condensed consolidated statements of operations as interest expense.

21

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets

Intangible assets include the Company’s domain name and are accounted for based on ASC Topic 350 “Intangibles – Goodwill and Other.” The Company’s intangible assets that have finite lives, consisting of intellectual property, are amortized over their useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indicators were present, the Company would test for recoverability by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount (i.e., the asset is not recoverable), the Company would perform the next step, which is to determine the fair value of the asset and record an impairment loss, if any. The Company evaluates the useful lives for these intangible assets each reporting period to determine whether events and circumstances warrant a revision in their remaining useful lives.

Foreign Operations

Operations outside the United States include a subsidiary in Mexico. Foreign operations are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange.

Revenue Recognition

The Company’s revenues are accounted for under FASB Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers.” The Company generates revenues primarily from shipments executed by the Company’s freight transportation brokerage services to shippers through the Company’s freight rideshare marketplace. Shippers contract with the Company to utilize the Company’s network of independent freight carriers to transport freight. Those shipments are the Company’s performance obligation, arising under contracts the Company has entered into with customers that define the price for each shipment and payment terms. The Company’s acceptance of the shipment request establishes enforceable rights and obligations for each contract. By accepting the shipper’s order, the Company has responsibility for transportation of the shipment from origin to destination. Under such contracts, revenue is recognized when obligations are satisfied, which occurs over time with the transit of shipments from origin to destination. This is appropriate as the customer simultaneously receives and consumes the benefits as the Company performs its obligation. The Company determines revenue in-transit using the input method, under which revenue is recognized based on the duration of time that has lapsed from the departure date (start of transportation services) to the arrival date (completion of transportation services). Measurement of revenue in-transit requires the application of significant judgement. The Company calculates the estimated percentage of an order’s transit time that is complete at period end, and apply that percentage of completion of the order’s estimated revenue. Revenue is measured as the amount of consideration the Company expects to receive in exchange for providing services. Accessorial charges for fuel surcharge, loading and unloading, stop charges, and other immaterial charges are part of the consideration received for the single performance obligation of delivering shipments.

Payment for the Company’s services is generally due within 30 to 45 days upon delivery of the shipment. Contracts entered into with customers do not contain material financing components.

The Company’s contracts with customers have a duration of one year or less and do not require any significant start-up costs, and as such, costs incurred to obtain contracts associated with these contracts are expensed as incurred.

Through the Company’s freight brokerage services, the Company is responsible for identifying and directing independent freight carriers to transport the shipper’s goods. The transportation of the loads is outsourced to third-party carriers. The Company is a principal in these arrangements, and therefore records revenue associated with these contracts on a gross basis. The Company controls the service and has primary responsibility to meet the customer’s requirements. The Company invoices and collects from its customers and also maintains discretion over pricing. Additionally, the Company is responsible for selection of third-party transportation providers to the extent used to satisfy customer freight requirements.

22

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The timing of revenue recognition, billings, cash collections, and allowance for doubtful accounts results in billed and unbilled receivables on the Company’s consolidated balance sheet. The Company receives the unconditional right to bill when shipments are delivered to their destination.

Convertible Debt

The Company evaluates convertible debt to determine the impact (if any) of 1) embedded conversion option; 2) beneficial conversion feature; 3) bifurcation; 4) derivative liability; and 5) fair value adjustments and other expenses thereto. In assessing the convertible debt instruments, management determines if the convertible debt host instrument is conventional convertible debt and further if there is a beneficial conversion feature requiring measurement. If the instrument is not considered conventional convertible debt under ASC Topic 470, “Debt” (“ASC 470”), the Company will continue its evaluation process of these instruments as derivative financial instruments under ASC Topic 815, “Derivatives and Hedging” (“ASC 815”).

Conventional convertible debt is a financial instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash. Conventional convertible debt, for which the fair value option is not elected at issuance, is accounted for as straight debt with no accounting recognition of the embedded equity option.

The convertible debt the Company issued prior to 2020, had the following typical characteristics for a conventional convertible debt:

●	The debt security is convertible into the common stock of the issuer at a specified price at the option of the holder.
●	The debt security was sold at a price or has a value at issuance not significantly in excess of the face amount.
●	It bears an interest rate that is lower than the Company would obtain for nonconvertible debt.
●	If converted, the Company must deliver shares of the its stock to the investor (i.e., physical settlement). There is no cash conversion feature by which the convertible debt can be settled in full or in part in cash upon conversion.
●	The initial conversion price of the security is greater than the market value of the common stock at time of issuance and there is no beneficial conversion feature (“BCF”) upon issuance to be bifurcated and separately accounted for.

Since the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company accounts for convertible debt instruments in accordance with ASC 470-20, Debt with Conversion and Other Options.

Share-Based Compensation

The Company accounts for share-based awards, including stock options and restricted stock awards, issued to employees in accordance with ASC Topic 718, “Compensation—Stock Compensation”. In addition, the Company issues stock options to non-employees in exchange for consulting services and accounts for these in accordance with the provisions of ASC 718, as amended by ASU 2018-07. Compensation expense is measured at the grant, based on the calculated fair value of the award, and recognized as an expense over the requisite service period, which is generally the vesting period of the grant.

For modification of stock compensation awards, the Company records the incremental fair value of the modified award as share-based compensation on the date of modification for vested awards or over the remaining vesting period for unvested awards. The incremental compensation is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification.

For options granted to non-employees, the expected life of the option used is the contractual term of each such option. All other assumptions used to calculate the grant date fair value are generally consistent with the assumptions used for options granted to employees.

23

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

For purposes of calculating share-based compensation, the Company estimates the fair value of stock options using a Black-Scholes option-pricing model. The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by the Company’s stock price, which is determined by a third party 409(a) valuation, and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends.

The expected volatility is primarily based on the historical volatility of peer company data while the expected life of the stock options is based on historical and other economic data trended into the future. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding to the expected option term. The dividend yield assumption is based on the Company’s history and expectation of no dividend payouts. If factors change and the Company employs different assumptions, share-based compensation expense may differ significantly from what has been recorded in the past. If there is a difference between the assumptions used in determining share-based compensation expense and the actual factors which become known over time, specifically with respect to anticipated forfeitures, the Company may change the input factors used in determining share-based compensation costs for future grants. These changes, if any, may materially impact the Company’s results of operations in the period such changes are made.

Incremental compensation costs arising from subsequent modifications of awards after the grant date are recognized when incurred. In addition, the Company accounts for forfeitures of awards as they occur. For share-based awards that vest based on performance conditions, expense is recognized when it is probable that the conditions will be met.

The fair value of options and share awards granted under the stock option plan during the six months ended June 30, 2021 was estimated at the date of grant using the Black-Scholes option pricing model and the following assumptions for grants:

2021
Risk-free interest rates	0.10%
Expected life of options	5 years
Expected volatility	103.50%
Expected dividend yield	0.00%

Earnings Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of outstanding common shares for the period, including series A preferred stock and series seed preferred stock which are considered to be common shares in substance. Diluted earnings (loss) per share are calculated by dividing net earnings (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During the periods when they are anti-dilutive, common stock equivalents, if any, are not considered in the computation. At June 30, 2021 and 2020, there were 1,868,526 and 2,479 common share equivalents, respectively, excluding 2020 Bridge Notes and the 2021 Bridge Notes which were issued at a conversion price determinable at certain future events and not at specified conversion price (see Note 11) and nonvested restricted stock. For the six months ended June 30, 2021 and 2020, these potential shares were excluded from the shares used to calculate diluted loss per share. These securities were not included in the computation of diluted net earnings per share as their effect would have been antidilutive.

Segments

Operating segments are defined as components of an entity for which separate financial information is available. The Company reviews financial information presented on a consolidated basis for the purposes of making operating decisions, allocating resources and evaluating financial performance. As such, the Company has determined that it operates in one operating and one reportable segment. The Company presents financial information about its operating segment and geographical areas in Note 14 to the condensed consolidated financial statements.

24

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Adopted Accounting Pronouncements

In November 2019, the FASB issued ASU No. 2019-08 “Compensation – Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements – Share-Based Consideration Payable to a Customer.” ASU No. 2019-08 amends and clarifies ASU No. 2018-07, which was adopted by the Company on January 1, 2019, to require that an entity measure and classify share-based payment awards granted to a customer by applying the guidance in Topic 718. For entities that have already adopted the amendments in ASU No. 2018-07, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years, with early adoption permitted. This guidance is applicable to the Company’s fiscal year beginning January 1, 2020. The Company adopted ASU No. 2019-08 on January 1, 2020 and the adoption of this guidance did not have a material impact on its condensed consolidated financial statements.

In April 2019, the FASB issued ASU No. 2019-04 “Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments.” ASU No. 2019-04 was issued as part of the FASB’s ongoing project to improve upon its ASC, and to clarify and improve areas of guidance related to recently issued standards on credit losses, hedging, and recognition and measurement. This guidance contains several effective dates but is applicable to the Company’s fiscal year beginning January 1, 2020. The Company adopted ASU No. 2019-04 on January 1, 2020 and the adoption of this guidance did not have a material impact on its condensed consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12 “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” ASU No. 2019-12 is intended to simplify various aspects related to accounting for income taxes, eliminates certain exceptions to the general principles in ASC Topic 740 related to intra-period tax allocation, simplifies when companies recognize deferred taxes in an interim period, and clarifies certain aspects of the current guidance to promote consistent application. This guidance is effective for public business entities for fiscal years beginning after December 15, 2020, and for interim periods within those fiscal years, with early adoption permitted. This guidance is applicable to the Company’s fiscal year beginning January 1, 2021. The Company adopted ASU No. 2019-12 on January 1, 2021 and the adoption of this guidance did not have a material impact on its condensed consolidated financial statements.

Recently Issued Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the guidance on the issuer’s accounting for convertible debt instruments by removing the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. As a result, entities will not separately present in equity an embedded conversion feature in such debt. Instead, they will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. The elimination of these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that was within the scope of those models before the adoption of ASU 2020-06. ASU 2020-06 also requires that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares. This amendment removes current guidance that allows an entity to rebut this presumption if it has a history or policy of cash settlement.

Furthermore, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share, the treasury stock method will be no longer available. In addition, ASU 2020-06 clarifies that an average market price should be used to calculate the diluted EPS denominator in cases in which the exercise prices may change on the basis of an entity’s share price or changes in the entity’s share price may affect the number of shares that may be used to settle a financial instrument and that an entity should use the weighted-average share count from each quarter when calculating the year-to-date weighted-average share. The provisions of ASU 2020-06 are applicable for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of ASU 2020-06 on its condensed consolidated financial statements.

25

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” ASU No. 2020-04 provides guidance on optional expedients for a limited time to ease the operational burden in accounting for (or recognizing the effects of) reference rate reform (LIBOR) on financial reporting. This guidance is effective upon the ASUs issuance on March 12, 2020 and companies may elect to apply the amendments prospectively through December 31, 2022. The Company’s credit facilities already contain comparable alternative reference rates that would automatically take effect upon the LIBOR phase out, and it is also reviewing its commercial contracts that may utilize LIBOR as a reference rate. The Company is currently evaluating the potential effects of this guidance on its condensed consolidated financial statements.

NOTE 4 – RESTRICTED CASH IN ESCROW

An amount of $175,000 is being held in escrow to be used to pay an advisor in connection with the transactions contemplated by the merger agreement that the Company entered into on October 10, 2020 and plan of merger with Hudson Capital, Inc., a BVI company, Hudson Capital Merger Sub I Inc., a Delaware corporation and Hudson Capital Merger Sub II Inc., a wholly-owned subsidiary of Hudson Capital Merger Sub I Inc. (See Note 1).

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at:

	June 30, 2021	December 31, 2020
Equipment	$88,782	$79,413
Furniture and fixtures	9,517	9,517
Leasehold improvements	4,759	4,759
Total cost	103,058	93,689
Accumulated depreciation	(45,419)	(37,570)
Property and equipment, net	$57,639	$56,119

Depreciation expense for the six months ended June 30, 2021 and 2020 was $7,787 and $7,143 respectively.

NOTE 6 – CAPITALIZED SOFTWARE

Capitalized software consists of the following at:

	June 30, 2021	December 31, 2020
Capitalized software	$2,444,167	$2,338,367
Accumulated amortization	(2,068,426)	(1,918,479)
Net carrying amount	375,741	419,888
Capitalized software in-process	77,090	-
Capitalized software, net	$452,831	$419,888

Amortization expense for the six months ended June 30, 2021 and 2020 was $149,947 and $335,953, respectively.

26

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

NOTE 6 – CAPITALIZED SOFTWARE (CONTINUED)

Estimated amortization for capitalized software for future periods is as follows:

Year Ended December 31,
2021 (six months)	$128,067
2022	168,308
2023	69,080
2024	10,286
$375,741

NOTE 7 – ACCRUED EXPENSES

Accrued expenses consist of the following at:

	June 30, 2021	December 31, 2020
Accrued payroll	$431,222	$120,926
Accrued value added tax	45,669	17,956
Accrued cost of revenue	799,904	489,071
Accrued professional services	9,312	136,017
Other accrued liabilities	3,527	18,527
Total accrued expenses	$1,289,634	$782,497

NOTE 8 – SHARE-BASED COMPENSATION

The Company has a Stock Incentive Plan (the “Plan”) under which the Company may grant restricted stock awards and stock options for up to 3,500,000 common shares. Both incentive stock options and non-qualified stock options expire ten years from the date of the grant.

Stock Options

The following table summarizes stock option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at December 31, 2019	94,753	$0.52
Granted	-	-
Forfeited/Expired	(87,353)	0.54
Exercised	-	-
Balance at June 30, 2020	7,400	0.54	8.77	$-
Exercisable at June 30, 2020	2,113	0.54	8,68	$-

Balance at December 31, 2020	1,565,863	0.25
Granted	942,726	1.50
Forfeited/Expired	(2,500)	0.25
Exercised	-	-
Balance at June 30, 2021	2,506,089	0.72	6.80	$197,795
Exercisable at June 30, 2021	1,074,066	$0.27	3.62	$566,860

27

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

NOTE 8 – SHARE-BASED COMPENSATION (CONTINUED)

The following table summarizes the Company’s non-vested stock options.

	Non-vested Options Outstanding	Weighted-Average Grant Date Fair Value
At December 31, 2019	51,462	$0.25
Options granted	-	-
Options forfeited/cancelled	(36,820)	0.25
Options exercised	-	-
Options vested	(9,355)	0.25
At June 30, 2020	5,287	$0.25

At December 31, 2020	662,537	$0.19
Options granted	942,726	0.19
Options forfeited/cancelled	(2,500)	0.19
Options exercised	-	-
Options vested	(170,740)	0.23
At June 30, 2021	1,432,023	$0.41

For the six months ended June 30, 2021 and 2020, the Company recognized $92,394 and $2,222 of stock compensation expense, respectively, relating to vested stock options. As of June 30, 2021, there was $515,912 of unrecognized stock compensation expense related to non-vested stock options granted under the Plan, which is expected to be recognized over a weighted-average period of four years.

Restricted Stock Awards

From time-to-time the Company issues time-based restricted stock awards (“RSAs”) under the Plan. The fair value of the nonvested shares are measured at the market price of a shareon the date of grant and will be recognized as share-based compensation expense over the requisite service period. Grants vest over a four-year period based on continued employment. The shares of common stock underlying the RSAs are not considered issued and outstanding until vested.

The following table summarizes the restricted stock awards activity:

	Restricted Stock Awards	Weighted-Average Grant Date Fair Value Per Share
At December 31, 2020	-	$-
Granted	122,000	0.80
Exercised	-	-
Vested	(11,667)	0.80
Outstanding non-vested at June 30, 2021	110,333	$0.80

For the six months ended June 30, 2021, the Company recognized $18,900 of stock compensation expense relating to RSAs. As of June 30, 2021, there was $78,699 of unrecognized share-based compensation expense related to non-vested RSAs, which is expected to be recognized over a weighted average period of three years.

28

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

NOTE 9 – SHORT-TERM BORROWINGS

On March 7, 2019, the Company entered into a short-term promissory note (“2019 Note”) with a lender (the “2019 Note Lender”) which provides the Company a revolving line of credit up to $1,000,000. On September 1, 2020, the maximum principal amount that could be advanced withdrawn under the line of credit to the Company was increased to $2,000,000. On April 27, 2021, the note was amended to increase the maximum principal amount that could be advanced withdrawn under the line of credit to $2,500,000. The borrowing base of the revolving line of credit is limited to 80% of eligible accounts receivable. Under the revolving line of credit, if the aggregate principal amount of the outstanding advances exceeds the applicable borrowing base, the Company must repay the lender an amount equal to the difference between the outstanding principal balance of the revolving line of credit and the borrowing base. The note requires monthly payments of interest, beginning May 1, 2019. Interest accrues on the outstanding principal at a rate equal to Prime Rate as set out in the Wall Street Journal from time to time with a floor of 3.25% per annum. The interest rate as of June 30, 2021 was 5.25%. The 2019 Note matures on July 31, 2023.

The Company incurred interest expense relating to the short-term borrowings in the amount of $107,495 and $35,788 for the six months ended June 30, 2021 and 2020.

NOTE 10 – PAYCHECK PROTECTION PROGRAM – LONG TERM

On May 6, 2020, the Company received the proceeds from a loan in the amount of $114,700 (the “PPP Loan”) pursuant to the Paycheck Protection Program (“PPP”) of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The Company accounted for the PPP Loan as a financial liability in accordance with Accounting Standards Codification (“ASC”) Topic 470 Debt. The PPP Loan matures on May 6, 2022 and bears interest at a fixed rate of 1.00% per annum. Loan payments, which includes principal and interest are deferred to August 20, 2021, which is 10 months after the loan forgiveness covered period.

Accordingly, the PPP Loan was recognized as long-term debt in the Company’s consolidated balance sheets. There is no prepayment penalty. Under the terms of the PPP, all or a portion of the principal may be forgiven if the PPP Loan proceeds are used for qualifying expenses as described in the CARES Act, such as payroll costs, benefits, rent, and utilities. No assurance was provided that the Company will obtain forgiveness of the PPP Loan in whole or in part. With respect to any portion of the PPP Loan that is not forgiven, the PPP Loan would be subject to customary provisions for a loan of this type, including customary events of default relating to, among other things, payment defaults and breaches of the provisions of the PPP Loan.

On March 22, 2021, the PPP loan was forgiven in whole, which included principal of $114,700 and accrued interest of $978. The total amount forgiven of $115,678 is recorded as a gain from extinguishment of debt in the accompanying condensed consolidated statement of operations.

NOTE 11 – CONVERTIBLE DEBT

2020 Bridge Notes

On October 7, 2020, the Company entered into a note purchase agreement (the “2020 Bridge Notes”) with certain existing shareholders and investors pursuant to which the Company issued bridge notes in the aggregate principal amount of $4,004,421 (the “Bridge Financing”). All bridge notes will mature on the date that is two years from the closing date of the bridge financing. Interest on the bridge notes will accrue at an annual rate of 5% over two-year term of the bridge notes and is payable by the Company (i) at maturity, (ii) upon acceleration of the indebtedness in the case of an event of default, (iii) in connection with any prepayment of the bridge notes by the Company or, (iv) in connection with any conversion of the bridge notes through the issuance of shares of the capital stock of the Company in exchange for accrued and unpaid interest owing at the time of conversion. Each note is convertible into conversion shares pursuant to one of the following: 1. Automatic Private Investment in Public Equity (“PIPE”) financing conversion, 2. Optional next equity financing conversion; 3. Optional corporate transaction conversion; 4. Optional maturity conversion. There is no pre-determined conversion price in any of the above under the note purchase agreements, but rather, the applicable conversion price in connection with any conversion of the 2020 Bridge Notes will be determined by reference to a formula that includes a 50% discount to the per share price or value of the Company’s shares, as the case may be, implied by the event in connection with which, or at the time at which, conversion occurs.

29

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

NOTE 11 – CONVERTIBLE DEBT (CONTINUED)

Under the note purchase agreement, the Company agreed to issue to each purchaser, at the time of such purchaser’s purchase of a note pursuant to the agreement (whether at the initial closing or at a subsequent closing), and for no additional consideration to be paid by such purchaser, 257.5261 shares of the Company’s common stock for each $1,000 principal amount of notes purchased by such purchaser. The Company issued 1,031,243 of common stock in connection with the 2020 Bridge Notes (see Note 18).

Both the 2020 Bridge Notes and the common stock are not remeasured at fair value and the proceeds from the 2020 Bridge Notes were allocated between common stock and the bridge note debt based on the relative fair value, and $242,219 was allocated to the common stock and was recorded as a discount for the 2020 Bridge Notes, amortized as interest over the term of the 2020 Bridge Notes.

In addition, the Company incurred $50,000 of transaction fees with one of the lenders for administering the Bridge Financing. These fees were included in the lender’s bridge note and were recorded as debt issuance costs and will be amortized over the term of the 2020 Bridge Notes.

2021 Bridge Notes

In 2021, the Company entered into two note purchase agreements with an existing shareholder pursuant to which the Company issued in January 2021 and May 2021 bridge notes in the aggregate principal amount of $1,000,000 and $2,608,842, respectively (the “2021 Bridge Notes”). The 2021 Bridge Notes will mature on October 7, 2022. Interest on the notes will accrue at an annual rate of 5% over the term of the notes and is payable by the Company (i) at maturity, (ii) upon acceleration of the indebtedness in the case of an event of default, (iii) in connection with any prepayment of the note by the Company or, (iv) in connection with any conversion of the note through the issuance of shares of the capital stock of the Company in exchange for accrued and unpaid interest owed at the time of conversion. The 2021 Bridge Notes are convertible into conversion shares pursuant to one of the following: 1. Automatic PIPE financing conversion, 2. Optional next equity financing conversion; 3. Optional corporate transaction conversion; 4. Optional maturity conversion. There is no pre-determined conversion price in any of the above under the note purchase agreement, but rather, the applicable conversion price in connection with any conversion of the 2021 Bridge Notes will be determined by reference to a formula that includes a 20% to 25% discount to the per share price or value of the Company’s shares, as the case may be, implied by the event in connection with which, or at the time at which, conversion occurs.

Since the Company’s shares are not publicly traded and the conversion price of both the 2020 Bridge Notes and the 2021 Bridge Notes are determinable at future certain events, the conversion features cannot be determined as beneficial, and as such, no beneficial conversion feature can be bifurcated and separately accounted for. In addition, the embedded conversion feature meets the scope exception for derivatives as it is indexed to the entity’s own stock which is classified within stockholders’ equity (deficit) as there are no net settlement provisions.

On February 9, 2021, the Company entered into a Securities Purchase Agreement (the “SPA”) with certain existing stockholders of the Company pursuant to which the Company shall sell to the investors (the “Investors”) a newly designated series of preferred stock, the Series A3 preferred stock (the “Series A3 Preferred Stock”), in a private placement for $8,008,841 in aggregate gross proceeds (“Pre-Merger Financing”), excluding principal and accrued and unpaid interest relating to 2020 Bridge Notes that convert at the closing of the Pre-Merger Financing. With respect to principal and accrued and unpaid interest relating to the 2021 Bridge Notes, the Investors have the option to elect for all or a portion of such converting principal and accrued and unpaid interest to reduce amounts that the Investors are otherwise committed to fund in cash in respect of Series A3 Preferred Stock at the closing of the Pre-Merger Financing. If and to the extent the Investors exercise this option, the $8,008,841 in aggregate gross proceeds to be received by the Company would be correspondingly reduced on a dollar-for-dollar basis by the amount of converted principal and accrued and unpaid interest under the 2021 Bridge Notes with respect to which such option is exercised.

30

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

NOTE 11 – CONVERTIBLE DEBT (CONTINUED)

The Company recorded interest expense pursuant to the stated interest rates on the convertible notes in the amount of $124,583 and $156,918 for the six months ended June 30, 2021 and 2020, respectively. Amortization of convertible note issuance costs for the six months ended June 30, 2021 and 2020 was $12,498 and $4,982, respectively. Amortization of convertible note discounts for the six months ended June 30, 2021 and 2020 was $60,552 and $0, respectively.

The aggregate balance of the convertible notes payable is as follows at:

	June 30, 2021	December 31, 2020
Convertible notes payable	$6,613,263	$4,004,421
Accrued interest	168,425	43,842
Less: unamortized deferred financing costs	(31,656)	(44,154)
Less: unamortized discount	(153,345)	(213,897)
Convertible note payable, net	$6,596,687	$3,790,212

The outstanding balance of the convertible notes principal and accrued interest at June 30, 2021 relates to both the 2020 Bridge Notes and 2021 Bridge Notes and will mature on the October 7, 2022.

NOTE 12 – INCOME TAXES

Income tax expense consists of the following components:

	Six Months Ended June 30,
	2021	2020
Current
Federal	$-	$-
State	-	-
Foreign	17,095	7,651
Total Current	17,095	7,651
	-	-
Deferred
Federal	$-	$-
State	-	-
Total Deferred	-	-

Income tax expense	$17,095	$7,651

The Company’s provision for income taxes for the six months ended June 30, 2021 and 2020 is based on the estimated annual effective tax rate, plus discrete items. The following table presents the provision for income taxes and the effective tax rates for and six months ended June 30, 2021 and 2020:

	Six Months Ended June 30,
	2021	2020
Loss before income tax provision	$(2,695,868)	$(2,428,092)
Income tax provision	17,095	7,651
Effective tax rate	-0.64%	-0.23%

The difference between the Company’s effective tax rate for and six months ended June 31, 2021 and 2020 and the US statutory rate of 21% primarily relates to nondeductible expenses, state income taxes (net of federal benefit), a net increase in valuation allowances and certain discrete items.

31

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

NOTE 12 – INCOME TAXES (CONTINUED)

Income tax expense is recorded using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using current tax rates. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset will not be realized. The Company must assess the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent that the Company believes that recovery is not likely, it must establish a valuation allowance. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets.

None of the Company’s Federal or state income tax returns are currently under examination by the Internal Revenue Service (“IRS”) or state authorities.

NOTE 13 – LEASES

In 2020, the Company entered into various short-term lease commitments ranging from three to six months for office workspace in New York. The monthly rental cost ranged from $800 to $2,000.

In January 2020, the Company entered into a lease agreement for 7 workstations in Mexico for a term of 12 months and expired on December 31, 2020. In November 2020, the Company entered into a lease agreement for 14 workstations in Mexico for a term of 12 months and will expire on October 31, 2021.

The rental cost for the six months ended June 30, 2021 and 2020, was approximately $55,000 and $34,000, respectively.

NOTE 14 – SEGMENT INFORMATION

Geographic long-lived asset information presented below is based on the physical location of the assets at the end of year. Long-lived assets including intangible assets, capitalized software, property and equipment and security deposits, by geographic region, are as follows at:

	June 30, 2021	December 31, 2020
United States	$403,297	$452,891
Mexico	123,382	39,731
Total long-lived assets	$526,679	$492,622

The following table summarizes the Company’s total revenue by geographic area based on the billing address of the customers:

	Six Months Ended June 30,
	2021	2020
United States	$9,966,833	$2,531,390
Mexico	699,483	178,132
Total revenue	$10,666,316	$2,709,522

NOTE 15 – RELATED PARTY TRANSACTIONS

The Company received consulting, accounting and recruiting services from various shareholders. The total cost of these services for the six months ended June 30, 2021 and 2020 were $169,000 and $16,000, respectively. The accounts payable to these various shareholders as of June 30, 2021 and December 31, 2020 were $177,000 and $30,000, respectively.

The Company also provided freight services to a customer owned by a shareholder. The accounts receivable from this certain customer as of June 30, 2021 and December 31, 2020 was $6,000 and $24,000 respectively. The revenue of these services for the six months ended June 30, 2021 and 2020 was $79,000 and $50,000, respectively.

32

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

NOTE 16 – WARRANTS

On November 9, 2015, the Company issued 9,050 common stock warrants to two founders with an exercise price of $5.00. The warrants expire and are no longer exercisable at the earlier of the tenth anniversary of the date the warrants were issued or the date the Company is acquired by another entity.

Under the terms of a short-term borrowing agreement signed in 2017, the lender had a right to invest up to the greater of (i) $250,000 or (ii) an amount that would maintain Lender’s pro rata ownership in the Company under the same terms provided to other investors. On November 15, 2018, the Company and the lender agreed on the terms of the right to invest by granting the lender a warrant to purchase up to 7,224 series seed preferred shares of the Company at an exercise price of $10.38 per share. The warrants expire and are no longer exercisable at the tenth anniversary of the date the warrants were issued. The warrant shall be automatically exchanged for shares in the event of a change of control.

On August 26, 2020, the Company issued a warrant to an affiliate of a shareholder to purchase up to 765,862 Series A2 preferred shares at an exercise price of $0.25 in exchange for professional services. Effective September 30, 2020, this warrant was cancelled and a replacement warrant to purchase up to 765,862 Series A2 preferred shares at an exercise price of $0.25 was issued to an affiliate of the original warrant holder. The Company estimated the fair value of the warrants to be $1,039,070 based on a Black-Scholes valuation, and recorded it as professional fees and included it in additional paid-in capital as of December 31, 2020. The warrants expire on August 26, 2027.

The following assumptions were used when calculating the issuance date fair value:

Exercise price of the warrants	$0.25
Contractual life of the warrants	7 years
Current value of the underlying share	$1.45
Expected volatility	101.70%
Expected dividend yield	0.00%
Risk-free interest rates	0.22%

The table below summarizes the Company’s warrant activities:

	Number of Common Shares Warrants	Number of Series Seed Shares Warrants	Number of Series A Shares Warrants	Exercise Price Range Per Share	Weighted Average Exercise Price
Balance at December 31, 2019	9,050	7,224	-	$5.00 to 10.38	$7.39
Granted	-	-	807,500	0.00001 to .60	0.54
Forfeited	-	-	-	-	-
Exercised	-	-	-	-	-
Balance at June 30, 2020	9,050	7,224	807,500	0.00001 to 10.38	0.68

Balance at December 31, 2020	9,050	7,224	765,862	0.25 to 10.38	0.40
Granted	-	-	-	-	-
Forfeited	-	-	-	-	-
Exercised	-	-	-	-	-
Balance at June 30, 2021	9,050	7,224	765,862	$0.25 to 10.38	$0.40

33

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

NOTE 17 - DEFINED CONTRIBUTION PLAN

The Company has a defined contribution plan covering eligible employees with at least two months of service. The Company fully matches employee contributions up to 3% of total compensation, plus 50% of contributions that exceed that amount up to 5% of total compensation. Total expense for the six months ended June 30, 2021 and 2020, was $15,092 and $9,052, respectively.

NOTE 18 – STOCKHOLDERS’ DEFICIT

On May 19, 2020, the Company entered into a Series A Preferred Stock Purchase Agreement (the “Purchase Agreement”), with holders of the Company’s then-outstanding convertible notes. Under the Purchase Agreement, on May 19, 2020, the convertible notes were converted to 7,152,551 Series A1-A, 2,977,544 Series A1-B and 1,225,153 Series A2 preferred shares at par value of $0.00001 per share for a total carrying costs of $10,726,543.

On July 31, 2020, the Company issued 605,777.5 Series A1-A and 126,722.5 Series A2 preferred shares upon the exercise of warrant to purchase shares of stock and an exercise price of $0.60 per share under the terms of the respective warrant agreement for a total consideration of approximately $440,000.

On August 24, 2020, the Company issued 75,000 Series A2 preferred shares upon the exercise of warrant to purchase shares of stock under the terms of the respective warrant agreement for a total consideration of $0.

On August 26, 2020, the Company issued 60,000 voting common shares for professional services performed in the amount of $15,000.

On August 26, 2020, the Company issued 29,332 voting common shares for professional services performed in the amount of $7,333.

On October 7, 2020, the Company issued 1,031,243 voting common shares to each purchaser of bridge notes based on 257.5261 shares for each $1,000 principal amount of notes purchased for a total consideration $0 (see Note 11).

On February 18, 2021, the Company filed its Fourth Amended and Restated Certificate of Incorporation (“Fourth Charter”).

Based on the Fourth Charter, the non-voting Common Stock shall not be entitled to vote on any matters presented to the stockholders of the Company for their action or consideration. The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders (and written actions in lieu of meetings); There shall be no cumulative voting. Each holder of outstanding shares of preferred stock shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company. The holders of record of the shares of common stock and of any other class or series of voting stock (including the Series Seed Preferred Stock and the Series A Preferred Stock), voting together as a single class, shall be entitled to elect the directors of the Company.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to its stockholders or, in the case of a deemed liquidation event, the consideration or the available proceeds, as the case may be, shall be distributed to the holders of the shares of Series A Preferred Stock, the holders of the Series Seed Preferred Stock, the holders of shares of common stock and the holders of shares of non-voting common stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to common stock pursuant to the terms of Fourth Charter immediately prior to such liquidation, dissolution or winding up of the Company or deemed liquidation event.

NOTE 19 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 30, 2021, the date that the condensed consolidated financial statements were available for issuance.

On July 30, 2021, the Company entered into a note purchase agreement with an existing shareholder pursuant to which the Company issued bridge notes in the aggregate principal amount of $1,000,000 at similar terms to the 2021 Bridge Notes.

34

freighthub inc. and subsidiary

35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of FreightHub, Inc. and Subsidiary

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of FreightHub, Inc. and Subsidiary (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Liquidity

As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses, negative cash flows from operations, and historically has relied on equity and debt financings for the development of its product and funding of its operating expenses. Management’s evaluation of these conditions, as well as management’s plans to mitigate these matters are described in Note 2. Our opinion is not modified with respect to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are required to be independent with respect to the Company in accordance with the relevant ethical requirements relating to our audit.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2020.

Melville, NY

February 15, 2021, except for Note 20, as to which the date is August 3, 2021

36

FREIGHTHUB, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
	2020	2019
ASSETS:
Current assets:
Cash and cash equivalents	$2,766,491	$490,636
Restricted cash in escrow	175,000	-
Accounts receivable	1,587,305	737,771
Accounts receivable – related party	24,010	6,600
Unbilled receivable	1,019,010	136,212
Prepaid expenses and other current assets	540,519	67,699
Total current assets	6,112,335	1,438,918

Intangible assets, net	8,797	9,609
Capitalized software, net	419,888	742,229
Property and equipment, net	56,119	34,579
Security deposits	7,818	13,736
Total assets	$6,604,957	$2,239,071

LIABILITIES AND STOCKHOLDERS’ DEFICIT:
Current liabilities:
Accounts payable	$1,701,627	$779,333
Accounts payable – related party	29,890	-
Accrued expenses	782,497	135,737
Short-term borrowings	1,300,015	527,669
Income tax payable	33,032	9,981
Total current liabilities	3,847,061	1,452,720

Convertible notes payable, net	3,790,212	8,119,704
Paycheck protection program – long term	114,700	-
Total liabilities	7,751,973	9,572,424

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ DEFICIT
Series A preferred stock, $.00001 par value, 13,312,172 shares authorized; 12,162,748 issued and outstanding at December 31, 2020 and 0 issued and outstanding at December 31, 2019	122	-
Series Seed Preferred stock, $.00001 par value, 19,958 shares authorized; 12,175 issued and outstanding at December 31, 2020 and 2019	-	-
Common stock, $.00001 par value, 30,853,564 shares authorized; 1,204,985 voting and 80,000 non-voting issued and outstanding at December 31, 2020 and 82,657 voting and 80,000 non-voting issued and outstanding at December 31, 2019	22	11
Additional paid-in capital	12,452,168	416,147
Accumulated deficit	(13,599,958)	(7,747,982)
Accumulated other comprehensive income (loss)	630	(1,529)
Total stockholders’ deficit	(1,147,016)	(7,333,353)
Total liabilities stockholders’ deficit	$6,604,957	$2,239,071

The accompanying notes are an integral part of these consolidated financial statements.

37

FREIGHTHUB, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended December 31,
	2020	2019
Net revenue	$9,205,941	$4,179,845
Cost of revenue	8,411,570	3,848,776
Gross profit	794,371	331,069

Operating expenses
General and administrative	2,737,184	1,047,551
Compensation and employee benefits	2,212,407	1,559,278
Sales and marketing	23,622	130,641
Depreciation and amortization	531,027	659,961
Total operating expenses	5,504,240	3,397,431

Operating loss	(4,709,869)	(3,066,362)

Other expenses

Interest expense, net	(334,170)	(428,683)
Loss from extinguishment of debt	(784,886)	-
Loss before provision for income taxes	(5,828,925)	(3,495,045)

Income tax expense	23,051	9,981

Net loss	$(5,851,976)	$(3,505,026)

Change in redemption value of preferred stock	(912,687)	-

Net loss attributable to common stockholders	$(6,764,663)	$(3,505,026)
Net loss per share attributable to common stockholders, basic and diluted	$(0.85)	$(37.28)
Weighted average number of common shares	7,953,545	94,055

Other comprehensive gain (loss)
Foreign currency translation	2,159	(1,529)

Comprehensive loss	$(5,849,817)	$(3,506,555)

The accompanying notes are an integral part of these consolidated financial statements.

38

FREIGHTHUB, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Stockholders’ Deficit
	Common Stock				Preferred Stock
	Voting Shares	Amount	Non-Voting Shares	Amount	Series Seed Shares	Amount	Series A Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Deficit
Balance, December 31, 2018	81,457	$10	-	$-	12,175	$-	-	$-	$356,988	$(4,242,956)	$-	$(3,885,958)
Issuance of common shares for exercise of options	1,200	-	-	-	-	-	-	-	684	-	-	684
Issuance of non-voting common shares	-	-	80,000	1	-	-	-	-	43,199	-	-	43,200
Share-based compensation	-	-	-	-	-	-	-	-	15,276	-	-	15,276
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	(1,529)	(1,529)
Net loss	-	-	-	-	-	-	-	-	-	(3,505,026)	-	(3,505,026)
Balance, December 31, 2019	82,657	10	80,000	1	12,175	-	-	-	416,147	(7,747,982)	(1,529)	(7,333,353)
Issuance of preferred shares from conversion of convertible debt, net of issuance costs of $113,749 (*)	-	-	-	-	-	-	11,355,248	114	10,726,429	-	-	10,726,543
Change in redemption value of preferred stock	-	-	-	-	-	-	-	-	(912,687)	-	-	(912,687)
Issuance of Series A shares for exercise of warrants (**)	-	-	-	-	-	-	807,500	8	757,592	-	-	757,600
Issuance of common shares for exercise of options	1,753	-	-	-	-	-	-	-	438	-	-	438
Issuance of common shares in exchange of professional services	89,332	1	-	-	-	-	-	-	22,332	-	-	22,333
Issuance of common shares for issuance of convertible notes	1,031,243	10	-	-	-	-	-	-	242,209	-	-	242,219
Warrants issued in exchange of professional services	-	-	-	-	-	-	-	-	1,039,070	-	-	1,039,070
Share-based compensation	-	-	-	-	-	-	-	-	160,638	-	-	160,638
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	2,159	2,159
Net loss	-	-	-	-	-	-	-	-	-	(5,851,976)	-	(5,851,976)
Balance, December 31, 2020	1,204,985	$21	80,000	$1	12,175	$-	12,162,748	$122	$12,452,168	$(13,599,958)	$630	$(1,147,016)

(*)Series A Preferred Shares were issued on May 14, 2020 and have been classified as mezzanine equity in the consolidated balance sheet at June 30, 2020 at their maximum redemption value due to Preferred A Shares being contingently redeemable upon the occurrence of an event that is outside of the issuer’s control. On September 30, 2020, the Company’s certificate of incorporation was amended, such that Company’s Preferred A Shares are no longer contingently redeemable upon the occurrence of an event that is outside of the issuer’s control and therefore the Series A Preferred Shares have been reclassified from mezzanine equity to permanent equity on September 30, 2020 (see Notes 11 and 18).

(**) The warrants which are exercisable into Series A Preferred Shares were classified in preferred stock warrant liabilities in the consolidated balance sheet at June 30, 2020 due to Series A Preferred Shares holders’ control over the redemption of the shares. Due to the amendment of the Company’s certificate of incorporation on September 30, 2020 as described in the previous note, the warrants have been reclassified from warrant liabilities to additional paid-in capital as of September 30, 2020 (see also Note 18).

The accompanying notes are an integral part of these consolidated financial statements.

39

FREIGHTHUB, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOW

	Years Ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(5,851,976)	$(3,505,026)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	531,027	659,961
Amortization of debt issuance costs and debt discount	39,150	57,164
Shared-based compensation	160,638	15,276
Accrued interest expense converted to equity	156,918	-
Interest accrued on convertible notes payable	43,813	308,432
Professional services performed in exchange for common stock	22,333	-
Professional services performed in exchange for warrants	1,248,421	-
Loss from extinguishment of debt	784,886	-
Changes in operating assets and liabilities:
(Increase) in accounts receivables	(849,094)	(320,071)
(Increase) in unbilled receivables	(869,629)	(94,836)
(Increase) decrease in account receivables – related party	(17,410)	102,850
(Increase) in prepaid expense and other assets	(468,726)	(56,066)
Decrease (increase) in security deposits	5,918	(3,599)
Increase in accounts payable	959,764	434,418
Increase (decrease) in accounts payable – related party	29,890	(2,269)
Increase in accrued expenses	637,864	65,604
Increase in income tax payable	23,051	9,981
Net cash used in operating activities	(3,413,162)	(2,328,181)

Cash flows from investing activities:
Capitalization of software development costs	(193,644)	(392,276)
Purchase of fixed assets	(34,009)	(22,348)
Net cash used in investing activities	(227,653)	(414,624)

Cash flows from financing activities:
Proceeds from issuance of convertible notes payable	4,865,562	2,055,024
Proceeds from issuance of Series A stock from exercise of warrants	439,500	-
Proceeds from issuance of common stock from exercise of options	438	684
Payment of loan origination costs	(100,000)	-
Repayment of short-term borrowings	(7,047,920)	(3,587,662)
Proceeds from short-term borrowings	7,820,266	3,857,561
Proceeds from paycheck protection program	114,700	-
Net cash provided by financing activities	6,092,546	2,325,607

Net increase (decrease) in cash and cash equivalents	2,451,731	(417,198)

Effect of exchange rate changes on cash	(876)	(1,402)

Cash, cash equivalents and restricted cash at beginning of the period	490,636	909,236
Cash, cash equivalents and restricted cash at end of the period	$2,941,491	$490,636

Supplemental disclosure of cash flow information
Cash paid for interest	$83,605	$63,177

Supplemental disclosure of non-cash activity
Non-voting common shares issued in exchange for advisory services	$-	$43,200
Conversion of convertible debt to preferred stock	$9,175,289	$-
Change in redemption value of preferred stock	$912,687	$-
Issuance of warrants to shareholders in exchange for professional services	$1,293,421	$-
Issuance of common stock to shareholders in exchange for professional services	$22,333	$-

Reconciliation of cash, cash equivalents, and restricted cash reported in the consolidated balance sheet
Cash and cash equivalents	$2,766,491	$490,636
Restricted cash in escrow	175,000	-
Total cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	$2,941,491	$490,636

The accompanying notes are an integral part of these consolidated financial statements.

40

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

FreightHub, Inc. (“FreightHub US”) a Delaware corporation, was incorporated on October 26, 2015 for the purpose of arranging for pick-up, transport and delivery of full truckload freight shipments. On January 18, 2019, Freight Hub Mexico S.A De C.V. (“FreightHub Mexico”), a wholly owned subsidiary of FreightHub Inc., was formed. FreightHub Inc., along with its wholly-owned subsidiary, FreightHub Mexico, are hereinafter referred to as the “Company”. The Company provides innovative digital freight matching technology that streamlines cross-border and domestic USA (from and to border cities) and domestic MEX shipping, connecting shippers with a broad network of reliable carriers and drivers in Mexico, Canada, and the United States.

On October 10, 2020, the Company entered into an agreement and plan of merger with Hudson Capital, Inc., a BVI company (“Hudson”), Hudson Capital Merger Sub I Inc., a Delaware corporation and wholly-owned subsidiary of Hudson (“Merger Sub I”) and Hudson Capital Merger Sub II Inc. (“Merger Sub II”), a wholly-owned subsidiary of Merger Sub I (“Merger”). Pursuant to the terms of the merger agreement, Hudson will merge with Merger Sub I to redomesticate to Delaware and Merger Sub I shall be the surviving corporation in the redomestication merger. Immediately thereafter, Merger Sub I shall spin-off its existing business which it acquired from Hudson in the redomestication merger. After the spin-off, Merger Sub II will merge with the Company and the Company will be the surviving entity and wholly-owned subsidiary of Merger Sub I. All shares of common stock, preferred stock, series seed, warrants and options of the Company issued and outstanding immediately prior to the merger shall be cancelled and converted into the right to receive equivalent securities in Merger Sub I at an exchange ratio of 1 to 1.408617453. The closing is subject to customary closing conditions and pre-closing covenants, including the approval by the Hudson shareholders of the transactions and other proposals to be voted upon at a special meeting of the Hudson shareholders. Upon the closing of the transaction, the Company stockholders will own 85.7% of Merger Sub I (“Combined Company”) on a non-diluted basis.

The recent global pandemic outbreak, or COVID-19, continues to adversely impact commercial activity, globally and in the United States, and has contributed to significant volatility in financial markets. The outbreak could have a continued adverse impact on economic and market conditions, including business and financial services disruption. As of the date these consolidated financial statements were available to be issued, the effects of impact are unknown and the Company will continue to monitor the potential impact of COVID-19 on the Company’s consolidated financial statements.

NOTE 2 – LIQUIDITY

The accompanying consolidated financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern. The accompanying consolidated financial statements have been prepared on a basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying consolidated financial statements as of the year ended December 31, 2020, the Company has an accumulated deficit of $13,599,958 and working capital of $2,265,274. At December 31, 2020, the Company had total debt of $5,462,978 and $2,766,491 of unrestricted cash on hand. The Company has historically met its cash needs through a combination of cash flows from operating activities, term loans, promissory notes, convertible notes, private placement offerings and sales of equity. The Company’s cash requirements are generally for operating activities and debt repayments.

As of December 31, 2020, the Company believe cash on hand and the continued support from its major investor will allow the Company to continue as a going concern for the next twelve months from the issuance of these consolidated financial statements. Additionally, the Company has received commitments from certain investors for approximately $8 million in cash in connection with a potential pre-merger financing, as further discussed in Note 19.

41

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements and related notes are presented in accordance with generally accepted accounting principles in the United States (“GAAP”), expressed in U.S. dollars. The accompanying consolidated financial statements reflect all adjustments including normal recurring adjustments, which, in the opinion of management, are necessary to present fairly the financial position, results of operations and cash flows for the periods presented in accordance with GAAP. The accompanying consolidated financial statements include the accounts of FreightHub US and its wholly owned subsidiary, FreightHub Mexico. All significant intercompany balances and transactions have been eliminated in consolidation.

Pursuant to Accounting Standards Codification (“ASC”) Topic 205, Presentation of Financial Statements, Section 205-10-50-1, “Changes Affecting Comparability”, the presentation of prior year net loss in the consolidated statements of operations and comprehensive loss have been reclassified to conform to the current year presentation. The Company determined that there is no effect on the Company’s financial position or results of operations as a result of this change.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, allowance for doubtful accounts, valuation of stock-based compensation, accrued expenses, useful lives of internally developed software and property and equipment, whether an arrangement is or contains a lease, the discount rate used for operating leases, income tax accruals and the valuation allowance for deferred income taxes. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of funds held in bank accounts. Cash equivalents consist of short-term, highly liquid investments with original maturities of 90 days or less at the time of purchase and generally include money market accounts.

Concentrations of Credit Risk

The Company maintains cash accounts with financial institutions. At times, balances in these accounts may exceed federally insured limits. The amounts over the federally insured limits as of December 31, 2020 and 2019 was $2,249,070 and $201,934, respectively. No losses have been incurred to date on any deposit balances.

The financial instrument that potentially subjects the Company to concentration of credit risk is accounts receivable. At December 31, 2020, three customers accounted for 11%, 12% and 13% of the Company’s accounts receivable, respectively, and as of December 31, 2019, four customers accounted for 11%, 15%, 16% and 22% of the Company’s accounts receivable, respectively.

For the year ended December 31, 2020, one customer accounted for 13% of the Company’s revenues. For the year ended December 31, 2019, two customers accounted for 11% and 19% of the Company’s revenues, respectively.

Fair Value Measurements

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a hierarchy of inputs used when available. Observable inputs are what market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances.

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FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The three levels of the fair value hierarchy are described below:

Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3—Valuations that require inputs that are unobservable for the asset and liability in which there is little, if any, market activity.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include trade accounts receivable, accounts payable, accrued expenses, and debt at variable interest rates, approximate their fair values at December 31, 2020 and 2019, respectively, principally due to the short-term nature, maturities or nature of interest rates of the above listed items.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the net invoiced amount, net of allowances for doubtful accounts, and do not bear interest. They include unbilled amounts for services rendered in the respective period but not yet billed to the customer until a future date, which typically occurs within one month. The Company periodically reviews accounts receivable balances and provides an allowance for doubtful accounts to the extent deemed uncollectible. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and the aging of outstanding accounts receivable. Balances are considered past due based on invoiced terms. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2020 and 2019, the allowance for doubtful accounts was $0.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or circumstances exist that indicate the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets is measured by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to be generated by the assets. If the asset or asset group is considered to be impaired, an impairment loss would be recorded to adjust the carrying amounts to the estimated fair value. Management has determined that no impairment of long-lived assets exists, and accordingly, no adjustments to the carrying amounts of the Company’s long-lived assets have been made for the years ended December 31, 2020 and 2019.

Property and Equipment

Property and equipment consisting of office and computer equipment, furniture and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives, ranging between three to five years.

Useful Lives
Software	3 years
Equipment	3 years
Furniture	7 years
Leasehold improvements	The shorter of 3 years or the term of the lease

43

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Capitalized Software

The Company complies with the guidance of ASC Topic 350-40, “Intangibles—Goodwill and Other—Internal Use Software”, in accounting for of its internally developed system projects that it utilizes to provide its services to customers. These system projects generally relate to software of the Company that is not intended for sale or otherwise marketed. Internal and external costs incurred during the preliminary project stage are expensed as they are incurred. Once a project has reached the development stage, the Company capitalizes direct internal and external costs until the software is substantially complete and ready for its intended use. Costs for upgrades and enhancements are capitalized, whereas, costs incurred for maintenance are expensed as incurred. These capitalized software costs are amortized on a project-by- project basis over the expected economic life of the underlying software on a straight-line basis, which is generally three years. Amortization commences when the software is available for its intended use.

Advertising

Advertising costs are expensed as incurred. Advertising costs amounted to $10,257 and $67,251 for the years ended December 31, 2020 and 2019, respectively.

Income Taxes

The Company follows ASC Topic 740-10-65-1 in accounting for uncertainty in income taxes by prescribing rules for recognition, measurement and classification in financial statements of tax positions taken or expected to be in a tax return. This prescribes a two-step process for the financial statement measurement and recognition of a tax position. The first step involves the determination of whether it is more likely than not (greater than 50 percent likelihood) that a tax position will be sustained upon examination, based on the technical merits of the position. The second step requires that any tax position that meets the more likely than not recognition threshold be measured and recognized in the financial statements at the largest amount of benefit that is a greater than 50 percent likelihood of being realized upon ultimate settlement. This topic also provides guidance on the accounting for related interest and penalties, financial statement classification and disclosure. The Company’s policy is that any interest or penalties related to uncertain tax positions are recognized in income tax expense when incurred. The Company has no uncertain tax positions or related interest or penalties requiring accrual at December 31, 2020 and 2019.

Foreign Currency Translation

The financial statements of the Company’s subsidiary operating in Mexico are prepared to conform to U.S. GAAP and translated into U.S. Dollars by applying a current exchange rate. The local currency has been determined to be the functional currency. Assets and liabilities of international operations are translated at period-end exchange rates. Items appearing in the consolidated statement of operations are translated using average exchange rates during each period. Translation gains and losses are reported in accumulated other comprehensive income (loss) as a component of stockholders’ equity (deficit).

Deferred Financing Costs

Costs incurred in connection with obtaining certain financing are deferred and amortized on an effective interest method basis over the term of the related obligation. In accordance with Accounting Standards Update (“ASU”) 2015-03, “Imputation of Interest – Simplifying the Presentation of Debt Issuance Costs”, debt issuance costs related to a recognized debt liability are presented in the balance sheet as a direct deduction from the debt liability, consistent with the presentation of a debt discount. Deferred financing costs are amortized and recognized on the consolidated statements of operations as interest expense.

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FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets

Intangible assets include the Company’s domain name and are accounted for based on ASC Topic 350 “Intangibles – Goodwill and Other.” The Company’s intangible assets that have finite lives, consisting of intellectual property, are amortized over their useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indicators were present, the Company would test for recoverability by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount (i.e., the asset is not recoverable), the Company would perform the next step, which is to determine the fair value of the asset and record an impairment loss, if any. The Company evaluates the useful lives for these intangible assets each reporting period to determine whether events and circumstances warrant a revision in their remaining useful lives.

Foreign Operations

Operations outside the United States include a subsidiary in Mexico. Foreign operations are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange.

Revenue Recognition

The Company’s revenues are accounted for under FASB Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers.” The Company generates revenues primarily from shipments executed by the Company’s freight transportation brokerage services to shippers through the Company’s freight rideshare marketplace. Shippers contract with the Company to utilize the Company’s network of independent freight carriers to transport freight. Those shipments are the Company’s performance obligation, arising under contracts the Company has entered into with customers that define the price for each shipment and payment terms. The Company’s acceptance of the shipment request establishes enforceable rights and obligations for each contract. By accepting the shipper’s order, the Company has responsibility for transportation of the shipment from origin to destination. Under such contracts, revenue is recognized when obligations are satisfied, which occurs over time with the transit of shipments from origin to destination. This is appropriate as the customer simultaneously receives and consumes the benefits as the Company performs its obligation. The Company determines revenue in-transit using the input method, under which revenue is recognized based on the duration of time that has lapsed from the departure date (start of transportation services) to the arrival date (completion of transportation services). Measurement of revenue in-transit requires the application of significant judgement. The Company calculates the estimated percentage of an order’s transit time that is complete at period end, and apply that percentage of completion of the order’s estimated revenue. Revenue is measured as the amount of consideration the Company expects to receive in exchange for providing services. Accessorial charges for fuel surcharge, loading and unloading, stop charges, and other immaterial charges are part of the consideration received for the single performance obligation of delivering shipments.

Payment for the Company’s services is generally due within 30 to 45 days upon delivery of the shipment. Contracts entered into with customers do not contain material financing components.

The Company’s contracts with customers have a duration of one year or less and do not require any significant start-up costs, and as such, costs incurred to obtain contracts associated with these contracts are expensed as incurred.

Through the Company’s freight brokerage services, the Company is responsible for identifying and directing independent freight carriers to transport the shipper’s goods. The transportation of the loads is outsourced to third-party carriers. The Company is a principal in these arrangements, and therefore records revenue associated with these contracts on a gross basis. The Company controls the service and has primary responsibility to meet the customer’s requirements. The Company invoices and collects from its customers and also maintains discretion over pricing. Additionally, the Company is responsible for selection of third-party transportation providers to the extent used to satisfy customer freight requirements.

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FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The timing of revenue recognition, billings, cash collections, and allowance for doubtful accounts results in billed and unbilled receivables on the Company’s consolidated balance sheet. The Company receives the unconditional right to bill when shipments are delivered to their destination.

Convertible Debt

The Company evaluates convertible debt to determine the impact (if any) of 1) embedded conversion option; 2) beneficial conversion feature; 3) bifurcation; 4) derivative liability; and 5) fair value adjustments and other expenses thereto. In assessing the convertible debt instruments, management determines if the convertible debt host instrument is conventional convertible debt and further if there is a beneficial conversion feature requiring measurement. If the instrument is not considered conventional convertible debt under ASC Topic 470, “Debt” (“ASC 470”), the Company will continue its evaluation process of these instruments as derivative financial instruments under ASC Topic 815, “Derivatives and Hedging” (“ASC 815”).

Conventional convertible debt is a financial instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash. Conventional convertible debt, for which the fair value option is not elected at issuance, is accounted for as straight debt with no accounting recognition of the embedded equity option.

The convertible debt the Company issued, with the exception of the 2020 Bridge Note, has the following typical characteristics for a conventional convertible debt:

●	The debt security is convertible into the common stock of the issuer at a specified price at the option of the holder.
●	The debt security was sold at a price or has a value at issuance not significantly in excess of the face amount.
●	It bears an interest rate that is lower than the Company would obtain for nonconvertible debt.
●	If converted, the Company must deliver shares of the its stock to the investor (i.e., physical settlement). There is no cash conversion feature by which the convertible debt can be settled in full or in part in cash upon conversion.
●	The initial conversion price of the security is greater than the market value of the common stock at time of issuance and there is no beneficial conversion feature (“BCF”) upon issuance to be bifurcated and separately accounted for.

Since the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company accounts for convertible debt instruments in accordance with ASC 470-20, Debt with Conversion and Other Options.

Share-Based Compensation

The Company accounts for share-based awards issued to employees in accordance with ASC Topic 718, “Compensation—Stock Compensation”. In addition, the Company issues stock options to non-employees in exchange for consulting services and accounts for these in accordance with the provisions of ASC 718, as amended by ASU 2018-07. Compensation expense is measured at the grant, based on the calculated fair value of the award, and recognized as an expense over the requisite service period, which is generally the vesting period of the grant.

For modification of stock compensation awards, the Company records the incremental fair value of the modified award as stock-based compensation on the date of modification for vested awards or over the remaining vesting period for unvested awards. The incremental compensation is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification.

For options granted to non-employees, the expected life of the option used is the contractual term of each such option. All other assumptions used to calculate the grant date fair value are generally consistent with the assumptions used for options granted to employees.

46

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

For purposes of calculating stock-based compensation, the Company estimates the fair value of stock options using a Black-Scholes option-pricing model. The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by the Company’s stock price, which is determined by a third party 409(a) valuation, and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends.

The expected volatility is primarily based on the historical volatility of peer company data while the expected life of the stock options is based on historical and other economic data trended into the future. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding to the expected option term. The dividend yield assumption is based on the Company’s history and expectation of no dividend payouts. If factors change and the Company employs different assumptions, stock-based compensation expense may differ significantly from what has been recorded in the past. If there is a difference between the assumptions used in determining stock-based compensation expense and the actual factors which become known over time, specifically with respect to anticipated forfeitures, the Company may change the input factors used in determining stock-based compensation costs for future grants. These changes, if any, may materially impact the Company’s results of operations in the period such changes are made.

Incremental compensation costs arising from subsequent modifications of awards after the grant date are recognized when incurred. In addition, the Company accounts for forfeitures of awards as they occur. For stock-based awards that vest based on performance conditions, expense is recognized when it is probable that the conditions will be met.

The fair value of options and share awards granted under the stock option plan during the years ended December 31, 2020 and 2019 was estimated at the date of grant using the Black-Scholes option pricing model and the following assumptions for grants:

	2020	2019
Risk-free interest rates	0.20%	2.80%
Expected life of options	5 years	5 years
Expected volatility	104.20%	49.20%
Expected dividend yield	0.00%	0.00%

Earnings Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of outstanding common shares for the period, considering the effect of participating securities. Diluted earnings (loss) per share are calculated by dividing net earnings (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During the periods when they are anti-dilutive, common stock equivalents, if any, are not considered in the computation. At December 31, 2020 and 2019, there were 1,685,827 and 625,497 common share equivalents, respectively, excluding 2020 Bridge Notes which was issued at a conversion price determinable at certain future events and not at specified conversion price (see Note 11). For the years ended December 31, 2020 and 2019, these potential shares were excluded from the shares used to calculate diluted loss per share. These securities were not included in the computation of diluted net earnings per share as their effect would have been antidilutive.

Segments

Operating segments are defined as components of an entity for which separate financial information is available. The Company reviews financial information presented on a consolidated basis for the purposes of making operating decisions, allocating resources and evaluating financial performance. As such, the Company has determined that it operates in one operating and one reportable segment. The Company presents financial information about its operating segment and geographical areas in Note 14 to the consolidated financial statements.

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FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Adopted Accounting Pronouncements

In November 2019, the FASB issued ASU No. 2019-08 “Compensation – Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements – Share-Based Consideration Payable to a Customer.” ASU No. 2019-08 amends and clarifies ASU No. 2018-07, which was adopted by the Company on January 1, 2019, to require that an entity measure and classify share-based payment awards granted to a customer by applying the guidance in Topic 718. For entities that have already adopted the amendments in ASU No. 2018-07, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years, with early adoption permitted. This guidance is applicable to the Company’s fiscal year beginning January 1, 2020. The adoption of this guidance did not have a material impact on its consolidated financial statements.

In April 2019, the FASB issued ASU No. 2019-04 “Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments.” ASU No. 2019-04 was issued as part of the FASB’s ongoing project to improve upon its ASC, and to clarify and improve areas of guidance related to recently issued standards on credit losses, hedging, and recognition and measurement. This guidance contains several effective dates but is applicable to the Company’s fiscal year beginning January 1, 2020. The adoption of this guidance did not have a material impact on its consolidated financial statements.

In November 2018, the FASB issued ASU No. 2018-18, “Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606.” ASU No. 2018-18 was issued to resolve the diversity in practice concerning the manner in which entities account for transactions based on their assessment of the economics of a collaborative arrangement. This guidance is effective for public business entities for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years, with early adoption permitted. This guidance is applicable to the Company’s fiscal year beginning January 1, 2020. The adoption of this guidance did not have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, “Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of the FASB Emerging Issues Task Force).” ASU No. 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). This guidance is effective for public business entities for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years, with early adoption permitted. This guidance is applicable to the Company’s fiscal year beginning January 1, 2020. The adoption of this guidance did not have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 requires lessees to recognize assets and liabilities in the balance sheet for rights and obligations created by leases with terms of more than twelve months. Lessor accounting will not be fundamentally changed; however, some changes may be required to align and conform to lessee guidance. In July 2018, the FASB issued ASU 2018-10 Leases (Topic 842), Codification Improvements and ASU 2018-11 Leases (Topic 842), Targeted Improvements, to provide additional guidance for the adoption of Topic 842. ASU 2018-10 clarifies certain provisions and correct unintended applications of the guidance such as the application of implicit rate, lessee reassessment of lease classification, and certain transition adjustments that should be recognized to earnings rather than to stockholders’ equity. ASU 2018-11 provides an alternative transition method and practical expedient for separating contract components for the adoption of Topic 842. The Company adopted this guidance for its fiscal year beginning January 1, 2020. The Company does not have any lease terms greater than twelve months and therefore, the adoption of Topic 842 did not have a material impact on the Company’s consolidated financial statements.

48

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the guidance on the issuer’s accounting for convertible debt instruments by removing the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. As a result, entities will not separately present in equity an embedded conversion feature in such debt. Instead, they will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. The elimination of these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that was within the scope of those models before the adoption of ASU 2020-06. ASU 2020-06 also requires that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or share. This amendment removes current guidance that allows an entity to rebut this presumption if it has a history or policy of cash settlement.

Furthermore, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share, the treasury stock method will be no longer available. In addition, ASU 2020-06 clarifies that an average market price should be used to calculate the diluted EPS denominator in cases in which the exercise prices may change on the basis of an entity’s share price or changes in the entity’s share price may affect the number of shares that may be used to settle a financial instrument and that an entity should use the weighted-average share count from each quarter when calculating the year-to-date weighted-average share. The provisions of ASU 2020-06 are applicable for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of ASU 2020-06 on its consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” ASU No. 2020-04 provides guidance on optional expedients for a limited time to ease the operational burden in accounting for (or recognizing the effects of) reference rate reform (LIBOR) on financial reporting. This guidance is effective upon the ASUs issuance on March 12, 2020 and companies may elect to apply the amendments prospectively through December 31, 2022. The Company’s credit facilities already contain comparable alternative reference rates that would automatically take effect upon the LIBOR phase out, and it is also reviewing its commercial contracts that may utilize LIBOR as a reference rate. The Company is currently evaluating the potential effects of this guidance on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12 “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” ASU No. 2019-12 is intended to simplify various aspects related to accounting for income taxes, eliminates certain exceptions to the general principles in ASC Topic 740 related to intra-period tax allocation, simplifies when companies recognize deferred taxes in an interim period, and clarifies certain aspects of the current guidance to promote consistent application. This guidance is effective for public business entities for fiscal years beginning after December 15, 2020, and for interim periods within those fiscal years, with early adoption permitted. This guidance is applicable to the Company’s fiscal year beginning January 1, 2021. The Company is currently evaluating the potential effects of this guidance on its consolidated financial statements.

NOTE 4 – RESTRICTED CASH IN ESCROW

An amount of $175,000 is being held in escrow to be used to pay an advisor in connection with the transactions contemplated by the merger agreement that the Company entered into on October 10, 2020 and plan of merger with Hudson Capital, Inc., a BVI company, Hudson Capital Merger Sub I Inc., a Delaware corporation and Hudson Capital Merger Sub II Inc., a wholly-owned subsidiary of Hudson Capital Merger Sub I Inc. (See Note 1).

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FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at:

	December 31, 2020	December 31, 2019
Equipment	$79,413	$43,550
Furniture and fixtures	9,517	9,517
Leasehold improvements	4,759	4,759
Total cost	93,689	57,826
Accumulated depreciation	(37,570)	(23,247)
Property and equipment, net	$56,119	$34,579

Depreciation expense for the years ended December 31, 2020 and 2019 was $14,230 and $12,735 respectively.

NOTE 6 – CAPITALIZED SOFTWARE

Capitalized software consists of the following at:

	December 31, 2020	December 31, 2019
Capitalized software	$2,338,367	$2,144,723
Accumulated amortization	(1,918,479)	(1,402,494)
Capitalized software, net	$419,888	$742,229

Amortization expense for the years ended December 31, 2020 and 2019 was $515,985 and $646,414, respectively.

Estimated amortization for capitalized software for future periods is as follows:

Year Ended December 31,
2021	$253,033
2022	133,041
2023	33,814
$419,888

NOTE 7 – ACCRUED LIABILITIES

Accrued liabilities consist of the following at:

	December 31, 2020	December 31, 2019
Accrued payroll	$120,926	$83,326
Accrued value added tax	17,956	4,819
Accrued cost of revenue	489,071	47,592
Accrued professional expenses	136,017	-
Other accrued liabilities	18,527	-
Total other accrued expenses	$782,497	$135,737

50

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 8 – STOCK-BASED COMPENSATION

The Company has a Stock Incentive Plan (the “Plan”) under which the Company may grant stock options for up to 2,947,086 common shares. Both Incentive Stock Options and Non-Qualified Stock Options expire ten years from the date of the grant.

The following table summarizes stock option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at December 31, 2018	-	-
Granted	95,953	0.54
Forfeited/Expired	-	-
Exercised	(1,200)	0.57
Balance at December 31, 2019	94,753	0.52
Granted	1,662,716	0.25
Forfeited/Expired	(189,853)	0.38
Exercised	(1,753)	0.25
Balance at December 31, 2020	1,565,863	0.25	5.92	$-
Exercisable at December 31, 2020	903,325	$0.25	3.43	$-

The following table summarizes the Company’s non-vested stock options.

	Non-vested Options Outstanding	Weighted-Average Grant Date Fair Value
At December 31, 2018	-	-
Options granted	95,953	0.25
Options forfeited/cancelled	-	-
Options exercised	(1,200)	0.24
Options vested	(43,291)	0.25
At December 31, 2019	51,462	$0.25
Options granted	1,662,716	0.17
Options forfeited/cancelled	(189,853)	0.22
Options exercised	(1,753)	0.19
Options vested	(860,034)	0.15
At December 31, 2020	662,538	$0.19

For the years ended December 31, 2020 and 2019, the Company recognized $160,638 and $15,276 of stock compensation expense, respectively. As of December 31, 2020, there was $103,957 of unrecognized stock compensation expense related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of four years.

51

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 9 – SHORT-TERM BORROWINGS

On March 7, 2019, the Company entered into a short-term promissory note (“2019 Note”) with a lender (the “2019 Note Lender”) which provides the Company a revolving line of credit up to $1,000,000. On September 1, 2020, the maximum principal amount that could be advanced withdrawn under the line of credit to the Company was increased to $2,000,000. The borrowing base of the revolving line of credit is limited to 80% of eligible accounts receivable. Under the revolving line of credit, if the aggregate principal amount of the outstanding advances exceeds the applicable borrowing base, the Company must repay the lender an amount equal to the difference between the outstanding principal balance of the revolving line of credit and the borrowing base. The note requires monthly payments of interest, beginning May 1, 2019. Interest accrues on the outstanding principal at a rate equal to Prime Rate as set out in the Wall Street Journal from time to time with a floor of 3.25% per annum. The interest rate as of December 31, 2020 was 5.25%. The original maturity date of March 7, 2020 was amended on July 28, 2020 to extend the maturity date of the 2019 Note to July 31, 2021.

The Company incurred interest expense relating to the short-term borrowings in the amount of $90,332 and $57,586 for the years ended December 31, 2020 and 2019.

NOTE 10 – PAYCHECK PROTECTION PROGRAM – LONG TERM

On May 6, 2020, the Company received the proceeds from a loan in the amount of $114,700 (the “PPP Loan”) pursuant to the Paycheck Protection Program (“PPP”) of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The Company accounted for the PPP Loan as a financial liability in accordance with Accounting Standards Codification (“ASC”) Topic 470 Debt. The PPP Loan matures on May 6, 2022 and bears interest at a fixed rate of 1.00% per annum. Loan payments, which includes principal and interest are deferred to August 20, 2021, which is 10 months after the loan forgiveness covered period. Accordingly, the PPP Loan was recognized as long-term debt in the Company’s consolidated balance sheets. There is no prepayment penalty. Under the terms of the PPP, all or a portion of the principal may be forgiven if the PPP Loan proceeds are used for qualifying expenses as described in the CARES Act, such as payroll costs, benefits, rent, and utilities. No assurance is provided that the Company will obtain forgiveness of the PPP Loan in whole or in part. With respect to any portion of the PPP Loan that is not forgiven, the PPP Loan will be subject to customary provisions for a loan of this type, including customary events of default relating to, among other things, payment defaults and breaches of the provisions of the PPP Loan.

NOTE 11 – CONVERTIBLE DEBT

2015 Convertible Notes

During 2015 and 2016, the Company entered into convertible debt agreements (the “2015 Convertible Notes”) with several investors for aggregate principal of $1,000,000 of 2015 Convertible Notes due, in each case, two years from the note date, at the following conversion terms: The outstanding principal balance and unpaid accrued interest of the notes was to be automatically converted upon the Company’s next equity financing round with gross proceeds to the Company of at least $2,000,000, into the most senior class of shares of the Company issued in such financing round at a price per share equal to the lesser of the following: (i) a price determined based on the maximum company pre-money valuation of $2,000,000 on a fully diluted basis; or (ii) a twenty percent (20%) discount on the lowest price per share paid by the investors in such a financing round. Unless otherwise automatically converted in such financing round, the notes could be converted discretionarily in certain situations, including upon a change of control transaction and at maturity, at a conversion price based the maximum company pre-money valuation of $2,000,000 on a fully diluted basis into the most senior class of stock. The 2015 Convertible Notes accrued interest at 3% per annum, payable in cash at maturity or convertible to shares as previously described herein.

52

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 11 – CONVERTIBLE DEBT (CONTINUED)

2017 Convertible Notes

During 2017 and 2018, the Company entered into convertible debt agreements (the “2017 Convertible Notes”) with several investors for aggregate principal of $2,140,000 due, in each case, two years from the note date, at the following conversion terms: The outstanding principal balance and unpaid accrued interest of the notes was to be automatically converted upon the Company’s next equity financing round with gross proceeds to the Company of at least $2,000,000, into the most senior class of shares of the Company issued in such financing round at a price per share equal to the lesser of the following: (i) a price determined based on the maximum company pre-money valuation of $7,500,000 on a fully diluted basis; or (ii) a twenty percent (20%) discount on the lowest price per share paid by the investors in such a financing round. Unless otherwise automatically converted in such financing round, the notes could be converted discretionarily in certain situations, including a change of control transaction and at maturity, at a conversion price based on the maximum company pre-money valuation of $7,500,000 on a fully diluted basis, into the most senior class of stock. The 2017 Convertible Notes accrued interest at 3% per annum, payable in cash at maturity or convertible to shares as previously described herein.

1st 2018 Bridge Notes

During 2018, the Company entered into convertible debt agreements (the “1st 2018 Bridge Notes”) with several investors for aggregate principal of $1,000,000 due, in each, case six months from the note date. The outstanding principal balance and unpaid accrued interest of the notes was to be automatically converted upon the Company’s next equity financing round into the most senior class of shares of the Company issued in such financing round at a conversion price per share equal to a 15% discount on the lowest price per share paid by the investors in the financing round. The 1st 2018 Bridge Notes accrued interest at 8% per annum, payable in cash at maturity or convertible into shares as previously described herein.

2nd 2018 Bridge Notes

During 2018, the Company entered into convertible debt agreements (the “2nd 2018 Bridge Notes”) with several investors for aggregate principal of $300,000 due, in each case, six months from the note date. The outstanding principal balance times 150% and unpaid accrued interest on these notes were to be automatically converted upon the Company’s next equity financing round into the most senior class of shares of the Company issued in such financing round at a conversion price at per share equal to the lowest price per share paid by the investors in the financing round. The 2nd 2018 Bridge Notes accrued interest at 8% per annum, payable in cash at maturity or convertible to shares as previously described herein.

2018 Amendment

In November 2018, as part of a new senior secured convertible debt financing round pursuant to a senior secured Convertible Loan Agreement (the “Senior Convertible Loan Agreement”) the Company and the investors agreed to amend the conversion terms and certain other terms of all of the Company’s outstanding convertible notes (i.e., the 2015 Convertible Notes, 2017 Convertible Notes,1st 2018 Bridge Notes and 2nd 2018 Bridge Notes, the “Existing Convertible Notes”) as described in the following paragraph.

The Existing Convertible Notes were all amended to extend their maturity to December 2021. The 1st 2018 Bridge Notes and 2nd 2018 Bridge Notes were amended to reduce the interest rate under such Existing Convertible Notes from 8% to 3%. The Existing Convertible Notes were also all amended to expressly subordinate the indebtedness represented by such notes to (i) the Company’s indebtedness to an existing secured lender of the Company under a Loan and Security Agreement entered into in connection with a receivables financing and (ii) the Company’s indebtedness under the Senior Convertible Loan Agreement.

All Existing Convertible Notes (other than the 2nd 2018 Bridge Notes) were amended to provide that unless each holder of such notes accepted the Company’s offer to participate in and make a commitment under the Senior Convertible Loan Agreement in a specified amount, all outstanding principal and accrued and unpaid interest under such holder’s Existing Convertible Note would automatically convert into shares of the Company’s Series Seed Preferred Stock at a conversion price per share equal to $20.7626.

53

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 11 – CONVERTIBLE DEBT (CONTINUED)

Any such holder of an Existing Convertible Note that declined such participation in the Senior Convertible Loan Agreement is referred to as a “Non-Participating Lender”. Each of the Existing Convertible Notes (other than the 2nd 2018 Bridge Notes) was amended to provide that, with respect to any holder of such notes that was not a Non-Participating Lender, all outstanding principal and accrued and unpaid interest under such holder’s Existing Convertible Notes would convert at the same time and from time to time as outstanding loans under the Senior Convertible Loan Agreement were converted into (i) Conversion Shares (as defined in the Senior Convertible Loan Agreement) or (ii) shares of the Company’s Series A Preferred Stock contemplated by agreed forms of Series A Preferred Stock documentation attached to the Senior Convertible Loan Agreement (and to become effective if the loans under the Senior Convertible Loan Agreement were converted into such Series A Preferred Stock in accordance with its terms, the “Series A Preferred Stock”), as applicable.

The amount of principal and accrued and unpaid interest under each such Existing Convertible Note that was to convert in each case was to be proportionate to the amount of outstanding loans under the Senior Convertible Loan Agreement then being converted. The conversion price per share in the case of any conversion of such Existing Convertible Notes into shares of Series A Preferred Stock was fixed at $20.7626 per share. The conversion price per share in the case of any conversion into shares of Conversion Shares was to be the Conversion Price (as defined in the Senior Convertible Loan Agreement). The 2nd 2018 Bridge Notes were amended to provide that, all 150% of outstanding principal and all accrued and unpaid interest under such holder’s 2nd 2018 Bridge Note would convert at the same time and from time to time as outstanding loans under the Senior Convertible Loan Agreement were converted into (i) Conversion Shares or (ii) shares of Series A Preferred Stock), as applicable. The amount of principal (at the 150% rate) and accrued and unpaid interest under each such Existing Convertible Note that was to convert in each case was to be proportionate to the amount of outstanding loans under the Senior Convertible Loan Agreement then being converted. The conversion price per share in the case of any conversion of such Existing Convertible Notes into Conversion Shares or shares of Series A Preferred Stock was to be the Conversion Price (as defined in the Senior Convertible Loan Agreement).

2018 Senior Notes

In November 2018, the Company entered into the senior secured Senior Convertible Loan Agreement with several investors. Pursuant to the Senior Convertible Loan Agreement, the lenders committed to purchase an aggregate of principal amount of up to $4,274,830 of convertible promissory notes (the “Senior Notes”) due on November 16, 2021. The Senior Convertible Loan Agreement and Senior Notes incorporated the following conversion terms:

●	In the case of a next equity financing of the Company in connection with which the Company received gross proceeds of at least $6 million, the Senior Notes would automatically convert into shares of the preferred stock of the Company issued in such next equity financing, at a conversion price per share equal to the lesser of (A) the lowest purchase price per share for such preferred stock issued in such equity financing and (B) $10.3813 per share.
●	The lenders under the Senior Convertible Loan Agreement could optionally convert the Senior Notes at any time or from time to time, in whole or in part, into shares of Series A Preferred Stock, at a conversion price of $10.3813 per share.
●	Upon achievement of a certain conversion milestone set forth in the Senior Convertible Loan Agreement (the Company achieving trailing 3-month net revenue of at least $600,000) the Company could require the lenders holding Senior Notes to mandatorily convert such Senior Notes into shares of Series A Preferred Stock, at a price of $10.3813 per share.

The indebtedness and other obligations under the Senior Convertible Loan Agreement and Senior Notes was secured by substantially all of the Company’s assets and accrued interest at 8% per annum, payable in cash at maturity or convertible to Conversion Shares or shares Series A Preferred Stock, as applicable, upon conversion of the Senior Notes as described herein. The Senior Convertible Loan Agreement contained representations, warranties, affirmative covenants and negative covenants as well as other provisions customary for comparable senior secured convertible loans.

Additionally, the Senior Convertible Loan Agreement and Senior Notes embodied certain traditional default provisions that were linked to the Company’s breach of certain representations, warranties, negative covenants and affirmative covenants reflected in the Senior Convertible Loan Agreement as well as certain credit or interest risks, such as bankruptcy proceedings, liquidation events and corporate existence.

54

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 11 – CONVERTIBLE DEBT (CONTINUED)

The Company has determined that the convertible notes meet the definition of conventional convertible debt and the embedded conversion option does not meet the definition of a derivative under ASC 815 and is not subject to bifurcation in the consolidated financial statements.

2020 Amendment

In January 2020, the lenders under the Senior Convertible Loan Agreement issued a notice (the “Notice”) to the Company, informing the Company that it was in potential default under various provisions of the Senior Convertible Loan Agreement, including provisions requiring the consent of such lenders to the formation of any subsidiaries of the Company, provisions relating to certain reporting requirements and certain financial covenants (the “Notified Defaults”). Following the delivery to the Company of the Notice, the lenders and the Company engaged in discussions and negotiations with respect to the Notified Defaults, potential avenues through which the Company could cure such Notified Defaults and potential actions to be taken by the lenders.

The situation was addressed and effectively cured in May 2020 when all loans under the Senior Convertible Loan Agreement were converted into Series A1-A Preferred (see Note 18). The conversion of the loans accomplished the full-repayment of the indebtedness under the Senior Notes.

On May 19, 2020, the Company entered into a Series A Preferred Stock Purchase Agreement with holders of Existing Convertible Notes and the holders of Senior Notes (“Notes Holders”) and effected certain amendments to the Existing Convertible Notes and Senior Notes, in each case, under which the Note Holders and the Company agreed to amend conversion provisions of each of the Existing Convertible Notes and each of the Senior Notes to provide that all outstanding principal and interest under the Company’s outstanding Existing Convertible Notes and Senior Notes converted on such date into shares of the Company’s Series A1-A Preferred Stock, par value $0.00001 par value per share and Series A1-B Preferred Stock, par value $0.00001 par value per share at the conversion prices and otherwise as set forth immediately below. Additionally, under the Series A Preferred Stock Purchase Agreement, various investors purchased shares of the Company’s Series A2 Preferred Stock, par value $0.00001 par value per share, for cash at the price and as otherwise set forth immediately below:

Convertible Note Class	Principal and Accrued Interest	Conversion Preference	Previous Conversion Price	Amended Conversion Price	Type of Shares Issued	Number of Shares Issued
2015 Convertible Notes	$1,117,793		$20.76	$1.50	Series A1-B Preferred Shares	745,196
2017 Convertible Notes	$2,119,810		$20.76	$1.50	Series A1-B Preferred Shares	1,413,207
1st 2018 Bridge Note	$1,061,064	167,647	$20.76	$1.50	Series A1-B Preferred Shares	819,141
2nd 2018 Bridge Note	$318,418	150,000	$20.76	$0.60	Series A1-A Preferred Shares	780,697
2018 Convertible Note	$3,823,112		$10.38	$0.60	Series A1-A Preferred Shares	6,371,854
2018 Convertible Note	$735,092		$10.38	$0.60	Series A2 Preferred Shares	1,225,153

The Company evaluated the amendment of the conversion provisions in accordance with ASC Topic 470-50,

“Debt–Modification and Extinguishments”, and concluded that the modification of the conversion provisions qualified for debt extinguishment of the convertible notes since the modification added a substantive conversion option such that the conversion was deemed at least reasonably possible as of its modification date. As a result, the Company recorded a loss from extinguishment of debt in the amount of $784,886 during the year ended December 31, 2020.

55

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 11 – CONVERTIBLE DEBT (CONTINUED)

2020 Bridge Notes

On October 7, 2020, the Company entered into a note purchase agreement (the “2020 Bridge Notes”) with certain existing shareholders and investors pursuant to which the Company issued bridge notes in the aggregate principal amount of $4,004,421 (the “Bridge Financing”). All bridge notes will mature on the date that is two years from the closing date of the bridge financing. Interest on the bridge notes will accrue at an annual rate of 5% over two-year term of the bridge notes and is payable by the Company (i) at maturity, (ii) upon acceleration of the indebtedness in the case of an event of default, (iii) in connection with any prepayment of the bridge notes by the Company or, (iv) in connection with any conversion of the bridge notes through the issuance of shares of the capital stock of the Company in exchange for accrued and unpaid interest owing at the time of conversion. Each note is convertible into conversion shares pursuant to one of the following: 1. Automatic PIPE financing conversion, 2. Optional next equity financing conversion; 3. Optional corporate transaction conversion; 4. Optional maturity conversion. There is no pre-determined conversion price in any of the above under the note purchase agreements, but rather, the applicable conversion price in connection with any conversion of the 2020 Bridge Notes will be determined by reference to a formula that includes a 50% discount to the per share price or value of the Company’s shares, as the case may be, implied by the event in connection with which, or at the time at which, conversion occurs. Under the note purchase agreement, the Company agreed to issue to each purchaser, at the time of such purchaser’s purchase of a note pursuant to the agreement (whether at the initial closing or at a subsequent closing), and for no additional consideration to be paid by such purchaser, 257.5261 shares of the Company’s common stock for each $1,000 principal amount of notes purchased by such purchaser. The Company issued 1,031,243 of common stock in connection with the 2020 Bridge Notes (see Note 18).

Since the Company’s shares are not publicly traded and the conversion price of the 2020 Bridge Notes is determinable at future certain events, the conversion features cannot be determined as beneficial, and as such no beneficial conversion feature can be bifurcated and separately accounted for. In addition, the embedded conversion feature meets the scope exception for derivatives as it is indexed to the entity’s own stock and classified within stockholders’ equity (deficit) as there are no net settlement provisions.

Both the 2020 Bridge Notes and the common stock are not remeasured at fair value and the proceeds from the 2020 Bridge Notes were allocated between common stock and the bridge note debt based on the relative fair value, and $242,219 was allocated to the common stock and was recorded as discount for the 2020 Bridge Notes, amortized as interest over the term of the 2020 Bridge Notes.

In addition, the Company incurred $50,000 of transaction fees with one of the lenders for administering the Bridge Financing. These fees were included in the lender’s bridge note and were recorded as debt issuance costs and will be amortized over the term of the 2020 Bridge Notes.

The Company recorded interest expense pursuant to the stated interest rates on the convertible notes in the amount of $200,731 and $308,432 for the year ended December 31, 2020 and 2019, respectively. Amortization of convertible note issuance costs for the years ended December 31, 2020 and 2019 was $10,828 and $19,982, respectively. Amortization of convertible note discounts for the years ended December 31, 2020 and 2019 was $28,322 and $0, respectively.

The aggregate balance of the convertible notes payable is as follows at:

	December 31, 2020	December 31, 2019
Convertible notes payable	$4,004,450	$7,618,718
Accrued interest	43,813	538,541
Less: unamortized deferred financing costs	(213,897)	(37,555)
unamortized discount	(44,154)	-
Convertible note payable, net	$3,790,212	$8,119,704

The outstanding balance of the convertible notes principal and accrued interest at December 31, 2020 relates to 2020 Bridge Notes and will mature on the October 7, 2022.

56

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 12 – INCOME TAXES

Income tax expense consists of the following components:

	December 31, 2020	December 31, 2019
Current
Federal	$-	$-
State	-	-
Foreign	23,051	9,981
Total Current	23,051	9,981
	-	-
Deferred
Federal	$-	$-
State	-	-
Total Deferred	-	-

Income tax expense	$23,051	$9,981

The Company’s provision for income taxes for the years ended December 31, 2020 and 2019 is based on the estimated annual effective tax rate, plus discrete items. The following table presents the provision for income taxes and the effective tax rates for and years ended December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Loss before income tax provision	$(5,828,925)	$(3,495,045)
Income tax provision	23,051	9,981
Effective tax rate	-0.40%	-0.29%

The difference between the Company’s effective tax rate for and years ended December 31, 2020 and 2019 and the US statutory rate of 21% primarily relates to nondeductible expenses, state income taxes (net of federal benefit), a net increase in valuation allowances and certain discrete items. On May 19, 2020, the Company recorded a non-deductible extinguishment of debt expense of $784,886 in connection with the conversion of Senior Convertible Loan into Series A1-A and Series A1-B Preferred (see Note 11).

Reconciliation between the effective tax rate on income from continuing operations and the statutory tax rate is as follows:

	December 31, 2020
Income tax expense (benefit) at federal statutory rate	$(1,224,074)	21.00%
State and local income taxes net of federal tax benefit	(3,927)	0.07%
Change in valuation allowance	1,028,838	-17.65%
Federal net operating loss difference	7,984	-0.14%
Permanent differences	214,368	-3.68%
Other - net	(138)	0.00%
Income tax expense (benefit)	$23,051	-0.40%

At December 31, 2020 and December 31, 2019, the Company had federal net operating losses (“NOLs”) in the amount of $12,891,033 and $7,774,564 respectively. These NOLs expire from 2035 to 2037 or have indefinite lives as follows:

12/31/2035	$35,945
12/31/2036	836,622
12/31/2037	1,922,017
Indefinite	10,096,449
$12,891,033

57

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 12 – INCOME TAXES (CONTINUED)

The Company is in process of evaluating the effects that a change in ownership under Internal Revenue Code Section 382 may limit the potential utilization of its NOLs going forward.

Temporary differences which give rise to a significant portion of deferred tax assets are as follows:

	December 31, 2020	December 31, 2019
Accrued expenses	$9,456	$132,034
Fixed and intangible assets	(93,694)	(173,490)
Net operating loss - Federal	2,707,117	1,640,642
Net operating loss - States	115,798	110,652
	2,738,677	1,709,838
Less: Valuation allowance	(2,738,677)	(1,709,838)
Net deferred tax asset	$-	$-

In making this determination, the Company is required to give significant weight to evidence that can be objectively verified. It is generally difficult to conclude that a valuation allowance is not needed when there is significant negative evidence, such as cumulative losses in recent years. Forecasts of future taxable income are considered to be less objective than past results. At December 31, 2020 and December 31, 2019, the Company maintains a full valuation allowance against its deferred tax assets.

Income tax expense is recorded using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using current tax rates. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset will not be realized. The Company must assess the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent that the Company believes that recovery is not likely, it must establish a valuation allowance. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets.

None of the Company’s Federal or state income tax returns are currently under examination by the Internal Revenue Service (“IRS”) or state authorities.

NOTE 13 – LEASES

The Company entered into a lease for office space during May 2017. The lease expired in May 2020 and was not renewed.

In 2019 and 2020, the Company entered into various short-term lease commitments ranging from three to six months for office workspace in New York. The monthly rental cost ranged from $800 to $2,000.

In January 2020, the Company entered into a lease agreement for seven workstations in Mexico for a term of 12 months and expired on December 31, 2020.

The rental cost for the years ended December 31, 2020 and 2019, was approximately $67,000 and $109,000, respectively.

58

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 14 – SEGMENT INFORMATION

Geographic long-lived asset information presented below is based on the physical location of the assets at the end of year. Long-lived assets including intangible assets, capitalized software, property and equipment and security deposits, by geographic region, are as follows at:

	December 31, 2020	December 31, 2019
United States	$452,891	$793,111
Mexico	39,731	7,042
Total long-lived assets	$492,622	$800,153

The following table summarizes the Company’s total revenue by geographic area based on the billing address of the customers:

	Years Ended December 31,
	2020	2019
United States	$8,738,661	$4,104,263
Mexico	467,280	75,582
Total revenue	$9,205,941	$4,179,845

NOTE 15 – RELATED PARTY TRANSACTIONS

The Company received consulting, accounting and recruiting services from various shareholders. The total cost of these services for the years ended December 31, 2020 and 2019 were $353,000 and $152,000, respectively. The accounts payable to these various shareholders as of December 31 2020 and 2019 were $30,000 and $0, respectively.

The Company also provided freight services to a customer owned by a shareholder. The accounts receivable from this certain customer as of December 31, 2020 and 2019 was $24,000 and $7,000 respectively. The revenue of these services for the years ended December 31, 2020 and 2019 was $164,000 and $134,000, respectively.

NOTE 16 – WARRANTS

On November 9, 2015, the Company issued 9,050 common stock warrants to two founders with an exercise price of $5.00. The warrants expire and are no longer exercisable at the earlier of the tenth anniversary of the date the warrants were issued or the date the Company is acquired by another entity.

Under the terms of a short-term borrowing agreement signed in 2017, the lender had a right to invest up to the greater of (i) $250,000 or (ii) an amount that would maintain Lender’s pro rata ownership in the Company under the same terms provided to other investors. On November 15, 2018, the Company and the lender agreed on the terms of the right to invest by granting the lender a warrant to purchase up to 7,224 series seed preferred shares of the Company at an exercise price of $10.38 per share. The warrants expire and are no longer exercisable at the tenth anniversary of the date the warrants were issued. The warrant shall be automatically exchanged for shares in the event of a change of control.

On May 19, 2020, the Company issued warrants to purchase up to 75,000 Series A2 preferred shares at an exercise price of $0.00001 in exchange for professional services provided to the Company, related to the conversion of convertible debt. (See Note 11). The Company estimated the fair value of the warrants to be $108,749 based on a Black-Scholes valuation, and is included in additional paid-in capital as of December 31, 2020. The warrants expire and are no longer exercisable at the fifth anniversary of the date the warrants were issued. The warrant shall be automatically exchanged for shares in the event of a change of control. The warrants were exercised on August 24, 2020 in full for cash proceeds of $0.

59

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 16 – WARRANTS (CONTINUED)

The following assumptions were used when calculating the issuance date fair value:

Exercise price of the warrants	$0.00001
Contractual life of the warrants	5 years
Current value of the underlying share	$1.45
Expected volatility	52.70%
Expected dividend yield	0.00%
Risk-free interest rates	0.29%

On May 19, 2020, the Company issued warrants to a shareholder to purchase up to 605,777.5 Series A1-A and 126,722.5 Series A2 preferred shares at an exercise price of $0.60 in exchange for professional services. The Company estimated the fair value of the warrants to be $209,351 based on a Black-Scholes valuation, and recorded it as professional fees and is included in additional paid-in capital as of December 31, 2020. The warrants initial expiration date was on June 30, 2020 and was amended to extend the expiration date to July 31, 2020. The warrants were exercised on July 31, 2020 in full for cash proceeds of approximately $440,000.

The following assumptions were used when calculating the issuance date fair value:

Exercise price of the warrants	$0.60
Contractual life of the warrants	1 month
Current value of the underlying share	$0.74 – $1.45
Expected volatility	101.70%
Expected dividend yield	0.00%
Risk-free interest rates	0.22%

On August 26, 2020, the Company issued a warrant to an affiliate of a shareholder to purchase up to 765,862 Series A2 preferred shares at an exercise price of $0.25 in exchange for professional services. Effective September 30, 2020, this warrant was cancelled and a replacement warrant to purchase up to 765,862 Series A2 preferred shares at an exercise price of $0.25 was issued to an affiliate of the original warrant holder. The Company estimated the fair value of the warrants to be $1,039,070 based on a Black-Scholes valuation, and recorded it as professional fees and included it in additional paid-in capital as of December 31, 2020. The warrants expire on August 26, 2027.

The following assumptions were used when calculating the issuance date fair value:

Exercise price of the warrants	$0.25
Contractual life of the warrants	7 years
Current value of the underlying share	$1.45
Expected volatility	101.70%
Expected dividend yield	0.00%
Risk-free interest rates	0.22%

60

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 16 – WARRANTS (CONTINUED)

The table below summarizes the Company’s warrant activities:

	Number of Common Shares Warrants	Number of Series Seed Shares Warrants	Number of Series A Shares Warrants	Exercise Price Ranger Per Share	Weighted Average Exercise Price
Balance at January 1, 2019	9,050	7,224	-	$5.00 to 10.38	$7.39
Granted	-	-	-	-	-
Forfeited	-	-	-	-	-
Exercised	-	-	-	-	-
Balance at December 31, 2019	9,050	7,224	-	5.00 to 10.38	7.39
Granted	-	-	1,573,362	0.00001 to .60	0.40
Forfeited	-	-	-	-	-
Exercised	-	-	(807,500)	0.00001 to .60	0.54
Balance at December 31, 2020	9,050	7,224	765,862	$0.00001 to 10.38	$0.40

NOTE 17 - DEFINED CONTRIBUTION PLAN

The Company has a defined contribution plan covering eligible employees with at least two months of service. The Company fully matches employee contributions up to 3% of total compensation, plus 50% of contributions that exceed that amount up to 5% of total compensation. Total expense for the years ended December 31, 2020 and 2019, was $15,304 and $355, respectively.

NOTE 18 – STOCKHOLDERS’ DEFICIT

On October 31, 2019, the Company issued 1,200 common shares in relation to the exercise of 1,200 options for total proceeds of $684.

On December 31, 2019, the Company issued 80,000 non-voting common shares for advisory services performed in the amount of $43,200.

On May 19, 2020, the Company entered into a Series A Preferred Stock Purchase Agreement (the “Purchase Agreement”), with holders of the Company’s then-outstanding convertible notes. Under the Purchase Agreement, on May 19, 2020, the convertible notes were converted to Preferred Stock par value of $0.00001 per share as follows:

Convertible Note Class	Amended Conversion Price	Type of Shares Issued	Number of Shares Issued	Maximum Redemption Amount
2015 Convertible Notes	$1.50	Series A1-B Preferred Shares	745,196	$1,157,975
2017 Convertible Notes	$1.50	Series A1-B Preferred Shares	1,413,207	$2,196,010

1st 2018 Bridge Note	$1.50	Series A1-B Preferred Shares	819,141	$1,272,879
2nd 2018 Bridge Note	$0.60	Series A1-A Preferred Shares	780,697	$510,513
2018 Convertible Note	$0.60	Series A1-A Preferred Shares	6,371,854	$4,166,674
2018 Convertible Note	$0.60	Series A2 Preferred Shares	1,225,153	$1,536,242

Each share of Series A Preferred Stock is convertible into shares of Common Stock at a 1:1 ratio, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder.

The Purchase Agreement contains customary representations, warranties and covenants by the Company, and other obligations of the parties.

61

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 18 – STOCKHOLDERS’ DEFICIT (CONTINUED)

As part of the Series A Preferred Shares Stock Purchase Agreement, the holders of the shares of Series A Preferred Stock, exclusively and voting as a single separate class, were entitled to elect the majority of the Company’s director. Any redemption events, including deemed liquidation required Series A Preferred Shareholders approval, which was determined to be not solely within the control of the Company, as the issuer, and as such provided the holders of the Series A Preferred Stock with control over the redemption rights of the Series A Preferrd Stock. Accordingly, Under ASC Topic 480, “Distinguishing Equity from Liabilities,” the Series A Preferred Shares were recorded at their maximum redemption and classified as mezzanine equity in the consolidated balance sheet.

On September 30, 2020, the Company filed its Third Amended and Restated Certificate of Incorporation (“Third Charter”).

Based on the Third Amended and Restated Certificate of Corporation the redemption events were revised to be within the control of the company due to the following:

1.	Deemed liquidation -all distributions or proceeds available for Company stockholders are distributed to all stockholders pari passu and pro rata based on the number of shares held by each stockholder and there is no preference to Preferred A stock holders.
2.	The amendment removed the right of Requisite Holders to require the Company to use proceeds from certain Deemed Liquidation Events to redeem all outstanding shares of Series A Preferred Stock in the event that a dissolution of the Company is not effected within 90 days of certain types of Deemed Liquidation Events.
3.	Three out of the five members of the Company’s board of directors must be either chief executive officer of the Company or independent directors and not Preferred A directors. As such Series A directors do not have majority control over the Board.

Due to change in the Certificate of Incorporation, as of September 30, 2020 the Company’s Preferred A stock holders do not have a control over the Company’s board and any liquidation events are within the control of the Company. Based on ASC 480-10-S99. the Company’s Preferred A stock is no longer contingently redeemable upon the occurrence of an event that is outside of the issuer’s control and therefore the Series A Preferred Shares has been classified as permanent equity at their carrying value. No adjustments previously recorded to the carrying amount were reversed.

The number and carrying value of issued shares of Series A Preferred Stock as of December 31, 2020 set forth below:

Convertible Note Class	Type of Shares Issued	Number of Shares Issued	Carrying value as of 12/31/2020
2015 Convertible Notes	Series A1-B Preferred Shares	745,196	$1,157,975
2017 Convertible Notes	Series A1-B Preferred Shares	1,413,207	$2,196,010
1st 2018 Bridge Note	Series A1-B Preferred Shares	819,141	$1,272,879
2nd 2018 Bridge Note	Series A1-A Preferred Shares	780,697	$510,513
2018 Convertible Note	Series A1-A Preferred Shares	6,371,854	$4,166,674
2018 Convertible Note	Series A2 Preferred Shares	1,225,153	$1,536,242
Total fair value of Series A Preferred Stock			$10,840,293
Issuance Costs			$(113,749)
Total carrying costs of Series A Preferred Stock as of December 31, 2020			$10,726,544

62

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 18 – STOCKHOLDERS’ DEFICIT (CONTINUED)

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of common stock) unless (in addition to the obtaining of any consents required elsewhere in the Third Charter) the holders of the Series A Preferred Stock then outstanding shall simultaneously receive with the holders of common stock and series seed preferred stock, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to (i) in the case of a dividend on common stock or any class or series that is convertible into common stock, that dividend per share of preferred stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (B) the number of shares of common stock issuable upon conversion of a share of preferred stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of preferred stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable original issue price; provided; that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of preferred stock pursuant to this section shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A2 Preferred Stock dividend.

Each holder of outstanding Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on any matter presented to the stock holders of the Company for their action or consideration at any meeting of stockholders of the Corporation. The holders of Series A Preferred Stock, exclusively and voting as a single separate class, shall be entitled to elect 3 directors of the Company.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the remaining assets of the Company available for distribution to its stock holders or, in the case of a deemed liquidation event, the remaining consideration or the remaining available proceeds, as the case may be, shall be distributed to the holders of the shares of Series A Preferred Stock, the holders of the Series Seed Preferred Stock, the holders of shares of common stock and the holders of shares of non-voting common stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to common stock pursuant to the terms of Third Charter immediately prior to such liquidation, dissolution or winding up of the Company or deemed liquidation event.

On July 31, 2020, the Company issued 605,777.5 Series A1-A and 126,722.5 Series A2 preferred shares upon the exercise of warrant to purchase shares of stock and an exercise price of $0.60 per share under the terms of the respective warrant agreement for a total consideration of approximately $440,000.

On August 24, 2020, the Company issued 75,000 Series A2 preferred shares upon the exercise of warrant to purchase shares of stock under the terms of the respective warrant agreement for a total consideration of $0.

On August 26, 2020, the Company issued 60,000 voting common shares for professional services performed in the amount of $15,000.

On August 26, 2020, the Company issued 29,332 voting common shares for professional services performed in the amount of $7,333.

On October 7, 2020, the Company issued 1,031,243 voting common shares to each purchaser of bridge notes based on 257.5261 shares for each $1,000 principal amount of notes purchased for a total consideration $0 (see Note 11).

63

FREIGHTHUB, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 19 - SUBSEQUENT EVENTS THROUGH FEBRUARY 15, 2021

On January 11, 2021, the Board approved the increase of total stock options the Company may grant under the Stock Incentive Plan to 3,500,000 common shares.

On January 29, 2021, the Company entered into a note purchase agreement with an existing shareholder pursuant to which the Company issued bridge notes in the aggregate principal amount of $1,000,000 (the “$1,000,000 Bridge Notes”). All $1,000,000 Bridge Notes will mature on October 7, 2022. Interest on the $1,000,000 Bridge Notes will accrue at an annual rate of 5% over the term of the $1,000,000 Bridge Notes and is payable by the Company (i) at maturity, (ii) upon acceleration of the indebtedness in the case of an event of default, (iii) in connection with any prepayment of the $1,000,000 Bridge Notes by the Company or, (iv) in connection with any conversion of the $1,000,000 Bridge Notes through the issuance of shares of the capital stock of the Company in exchange for accrued and unpaid interest owing at the time of conversion. Each $1,000,000 Bridge Note is convertible into conversion shares pursuant to one of the following: 1. Automatic PIPE financing conversion, 2. Optional next equity financing conversion; 3. Optional corporate transaction conversion; 4. Optional maturity conversion. There is no pre-determined conversion price in any of the above under the note purchase agreement, but rather, the applicable conversion price in connection with any conversion of the $1,000,000 Bridge Notes will be determined by reference to a formula that includes a 20% discount to the per share price or value of the Company’s shares, as the case may be, implied by the event in connection with which, or at the time at which, conversion occurs.

In February 2021, The Company entered into a securities purchase agreement (the “SPA”) with certain existing stockholders of the Company to raise additional funds in a total aggregate amount of up to $8,008,841 by the sale and issuance of shares of the Company’s Series A3 Preferred Stock (“PIPE Shares”) and warrants to purchase shares of the Company’s Common Stock (“PIPE Warrants”).

NOTE 20 - SUBSEQUENT EVENTS FROM FEBRUARY 16, 2021 TO AUGUST 3, 2021

On April 27, 2021, the 2019 Note was amended to increase the maximum principal amount that could be withdrawn under the line of credit to $2,500,000 and extend the maturity date to July 31, 2023.

On May 18, 2021, the Company and Hudson signed a third amendment to the merger agreement dated October 10, 2020 under which the parties will retain Merger Sub I’s existing business acquired from Hudson (see Note 1). The amended agreement contemplates the following transactions: (i) the redomestication of Hudson to Delaware through a merger with Merger Sub I whereby Merger Sub I will be the surviving corporation (the “Redomestication”) followed immediately by the (ii) the merger of Fr8App with Merger Sub II, whereby Fr8App will survive and it will become the indirect wholly-owned subsidiary of Merger Sub I (the “Merger”). As a result of the amendment, Merger Sub I will no longer spin off its business prior to the Merger.

On May 24, 2021, the Company entered into a note purchase agreement with an existing shareholder pursuant to which the Company issued bridge notes in the aggregate principal amount of $1,608,842 (the “May Bridge Notes”). The May Bridge Notes terms are similar to the $1,000,000 Bridge Notes terms (see Note 19) with the exception of having a 25% discount to the per share price or value of the Company’s shares, as the case may be, implied by the event in connection with which, or at the time at which, conversion occurs.

On July 30 2021, the Company entered into an additional note purchase agreement with an existing shareholder in the aggregate principal amount of $1,000,000 at similar terms to the May Bridge Notes.

64

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2022	HUDSON CAPITAL INC.

	By:	/s/ Warren Wang
	Name:	Warren Wang
	Title:	Chief Executive Officer